CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee [1]
Ordinary shares, par value 25 ZAR cents per share [2]	$63,948,292.20[3]	$2,513.17

(1) Calculated in accordance with Rule 457(c).

(2) Each American Depositary Share ("ADS") represents one ordinary share. ADSs issuable upon deposit of the ordinary shares registered hereby have been registered pursuant to a separate Registration Statement on Form F-6 (File No. 333-133049).

(3) Estimated solely for the purposes of determining the registration fee pursuant to Rule 457. Such estimate is based upon the approximate U.S. dollar equivalent of the average of the high and low sale price of the ordinary shares on the JSE Limited on December 12, 2008. The currency conversion is made at the rate of ZAR10.215 = $1.00, the noon buying rate in New York City on such date for buying South African rands in New York as announced for customs purposes by the Federal Reserve Bank of New York.

Filed pursuant to Rule 424(b)(7)
Registration No. 333-132662

Prospectus Supplement to Prospectus dated March 23, 2006.

Up to 2,701,660 Ordinary Shares



AngloGold Ashanti Limited

———————

This prospectus supplement will be used by the selling shareholder, Eldorado Gold Corporation, to sell up to 2,701,660 of our ordinary shares, whether in the form of ordinary shares or American Depositary Shares ("ADSs" and, collectively with the ordinary shares, the "securities") during the forty-day period beginning on the date of this prospectus supplement and ending on January 24, 2009. We, AngloGold Ashanti Limited, will not receive any of the proceeds from the sale of the securities by the selling shareholder.

Our ADSs, each representing one ordinary share, are listed on the New York Stock Exchange under the symbol "AU". Our ordinary shares are listed on the JSE Limited under the symbol "ANG", the London Stock Exchange under the symbol "AGD", Euronext Paris under the symbol "VA", the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol "AGG", the Ghana Stock Exchange where our shares are quoted under the symbol "AGA" and in the form of Ghanaian Depositary Shares ("GhDSs") under the symbol "AADS", each representing one-hundredth of an ordinary share, and Euronext Brussels where our shares are quoted in the form of unsponsored international depositary receipts under the symbol "ANG". On December 12, 2008 the closing price of our ordinary shares on the JSE Limited was ZAR273.30 per ordinary share and the closing price of our ADSs on the New York Stock Exchange was $27.11 per ADS.

See "Risk Factors" starting on page 16 of this prospectus supplement to read about factors you should consider before buying our ordinary shares.

———————

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

———————

Prospectus Supplement dated December 15, 2008

Table of Contents
Prospectus Supplements

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying base prospectus, presents more general information. Generally, when we refer only to the "prospectus", we are referring to the base prospectus, including the documents incorporated by reference in the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or in one to which we have referred you in this prospectus. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date hereof.

Unless the context requires otherwise, in this prospectus, the "Company", "we" or "us" refers to AngloGold Ashanti Limited and its consolidated subsidiaries.

In this prospectus supplement, references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to AUD dollars and A$ are to the lawful currency of Australia, references to dollars or $ are to the lawful currency of the United States, references to cedi are to the lawful currency of Ghana and references to BRL and real are to the lawful currency of Brazil.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the SEC. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. Such reports may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington DC 20549. Please call the SEC at +1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also consult reports and other information about us that we file pursuant to the rules of the JSE, the London Stock Exchange, Euronext Paris, the Ghana Stock Exchange and the Australian Stock Exchange.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes "forward-looking information" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, those concerning: the economic outlook for the gold mining industry; expectations regarding spot and received gold prices, our strategy to reduce our gold hedging position including the extent and effect of the hedge reduction; production, cash costs and other operating results; growth prospects and outlook of our operations, individually or in the aggregate, including the completion and commencement of commercial operations at our exploration and production projects and the completion of acquisitions and dispositions; our liquidity and capital resources and expenditure, including our intention and ability to refinance our $1 billion convertible bond; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

The risk factors described herein could affect our future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on the future results.

You should review carefully all information, including the financial statements and the notes to the financial statements, included in this prospectus supplement (and all documents incorporated herein by reference). The forward-looking statements included in this prospectus supplement are made only as of the last practicable date and the forward-looking statements in the documents incorporated by reference are made only as of the last practicable date before the filing of such documents. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statement in this section.

NON-GAAP FINANCIAL MEASURES

In this prospectus supplement and in documents incorporated by reference herein, we present financial items such as "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce" that have been determined using industry standards promulgated by the Gold Institute and are not measures under generally accepted accounting principles in the United States (U.S. GAAP). An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with U.S. GAAP either in this document or in any document incorporated by reference herein.

While the Gold Institute has provided definitions for the calculation of "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce", the definitions of certain non-GAAP financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance because they provide:

- an indication of profitability, efficiency and cash flows;

- the trend in costs as the mining operations mature over time on a consistent basis; and

- an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we submit to it, which means that we can disclose important information to you by referring you to certain documents filed with or furnished to the SEC that are considered part of this prospectus through incorporation by reference. Information that we file with or furnish to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed or furnished information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a),

13(c), 14, or 15(d) of the Exchange Act other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed, until we complete our offering:

- Our annual report on Form 20-F for the year ended December 31, 2007;

- Our Form 6-K relating to our unaudited condensed financial statements as of September 30, 2008 and for each of the nine month periods ended September 30, 2007 and 2008, prepared in accordance with U.S. GAAP, and related management's discussion, filed with the SEC on December 8, 2008;

- Any future reports on Form 6-K that indicate they are incorporated into this prospectus supplement; and

- Any future annual reports on Form 20-F that we may file with the SEC under the Exchange Act, until we terminate this offering.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

> AngloGold Ashanti North America Inc.
> 7400 E. Orchard Road
> Suite 350
> Greenwood Village, CO 80111
> Telephone: +1 303-889-0753
> Fax: +1 303-889-0707
> Email: MPatterson@AngloGoldAshantiNA.com

PROSPECTUS SUPPLEMENT SUMMARY

Company Overview

We are headquartered in Johannesburg, South Africa, and are a global gold company with a diversified portfolio of assets in many key gold producing regions. As at December 31, 2007, we had gold reserves of 72.2 million ounces. For the year ended December 31, 2007, we had consolidated total revenues of $3,095 million, gold production of 5.5 million ounces and total cash costs of $367 per ounce.

We were formed following the consolidation of the gold interests of Anglo American plc ("AA plc"), into a single company in 1998. At that time, our production and reserves were primarily located in South Africa (97% of 1997 production and 99% of reserves as at December 31, 1997) and one of our objectives was to achieve greater geographic and orebody diversity. Through a combination of mergers, acquisitions, disposal initiatives and organic growth, and through the operations in which we have an interest, we have developed a high quality, well diversified asset portfolio, including:

- production from twenty operations in ten countries: Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States;

- production and reserves for the year ended December 31, 2007 of 57% and 57%, respectively, from operations outside South Africa; and

- production from a broad variety of orebody types as well as a variety of open-pit and underground operations.

Our strategy in respect of this portfolio and our current strategic objectives are discussed below.

We (formerly AngloGold Limited) (Registration number 1944/017354/06) were incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and in South Africa we are subject to the South African Companies Act 61 of 1973, as amended. On April 26, 2004, we acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed our name to AngloGold Ashanti Limited on the same day. Our principal executive office is located at 76 Jeppe Street, Newtown, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone +27 11 637-6000).

Strategy

Our business strategy has three principal elements:

- managing the business;

- portfolio optimization and capital deployment; and

- growing the business.

Managing the Business. We seek to enhance shareholder value through endeavoring to plan and implement operating strategies that identify optimal ore body capability, applying appropriate methods and design ensuring efficient operating performance, detailed planning and scheduling, coupled with the application of best practices across all aspects of the production and service activities associated with each asset. Safe work practices and working in compliance with industry and company standards informs all aspects of our business process. Successfully managing the business means delivering on our commitments, which includes ensuring safe work practices, meeting production targets on time and within budget, managing our costs and associated escalations, maximizing revenues, which includes reducing our hedge commitments, whilst also seeking to ensure that our business partners share in the value creation process.

- **Safety & Health**. Safety is our first value, which is reflected in all leadership behaviors and is the foundation on which we build all value enhancing processes in the business.

- **Managing Costs**. We intend to manage our input costs taking into account revenues in order to protect margins and returns on capital employed. In particular:

  - resource development strategies will be applied to ensure we maintain operating margins over time and within the respective life cycle of assets. Initiatives include reviewing, and interventions to improve, mining practices, both at under-performing operations and to further improve performance at other operations;

  - we will endeavour to maintain core business costs below mean industry costs to ensure appropriate downside risk on cash flow and returns in a volatile price environment. These initiatives include our global procurement efforts.

- **Revenues**. We will seek to ensure that we extract full value from our products by maximizing our revenue through the following initiatives:

  - we are currently committed to reducing our hedge book in order that our shareholders more fully benefit in gold price upside; and

  - where possible and appropriate, we support the beneficiation of our products, so as to enhance value creation opportunities.

  Portfolio Optimization and Capital Deployment. We also seek to optimize our operations through effective capital deployment and asset management, supported by world class processes and skills, which encompass good safety standards.

- **Optimizing Capital Deployment**. We intend to allocate capital to leverage maximum value and returns from existing assets and growth opportunities. With the goal of most efficiently deploying capital effectively across our existing assets, we will review and rank internally each asset as part of the annual business planning process.

- **Asset Management**. We are developing a management framework that will seek to ensure that maximum value is attained from each asset in our portfolio. We have developed a "pathway to value" framework to highlight the key value drivers and opportunities at each of our operations. Value optimization opportunities will be identified across the spectrum of scoping potential (exploration), operating strategy and optimization, incorporating ore body capability, mining methods and design and operating performance. These strategies are to be developed through best practices with the aim of achieving an optimal output.

- **Growing the Business**. We seek to further enhance shareholder value by:

  - leveraging our current ground holdings and asset positions through greenfields exploration and brownfields exploration and development;

  - selectively pursuing merger and acquisition opportunities; and

  - maximizing the value of other commodities within our existing and developing asset portfolio.

- **Greenfields and Brownfields Exploration and Development**. We prioritize organic growth through greenfields exploration and brownfields exploration and development leveraging our current ground holding and asset position as the most value efficient path to growth. During 2008, greenfields exploration activities are being undertaken in six countries: Australia, China, Colombia, the Democratic Republic of Congo ("DRC"), the Philippines and Russia. Brownfields exploration and/or brownfields development is currently underway at all of our operations.

Recent greenfields exploration successes include:

- *Colombia*. In Colombia, we have developed a "3 level participation model" comprising our own exploration initiatives, exploration joint ventures with established players and equity positions in other exploration companies that are also active in Colombia. Our land holding position in Colombia, which includes that held with our joint venture partners, is approximately 37,500 square kilometers. Our exploration initiatives in Colombia include La Colosa where a mineral resource has already been defined where it is intended that a pre-feasibility study will commence in the first quarter of 2009, various initiatives in partnership with B2Gold (in which we hold a 15.9% interest together with warrants which could increase this interest to 26%) the most advanced of which is the Gramolote Joint Venture in which we hold a 49% direct interest, as well as various initiatives with Glencore.

- *Australia*. The Tropicana Joint Venture covers approximately 12,000 square kilometers and is located to the east and north east of Kalgoorlie in western Australia. Exploration has already defined a mineral resource and a pre-feasibility study is currently underway with completion anticipated in the second quarter of 2009. Reconnaissance exploration drilling is also continuing in parallel within the area of the Tropicana Joint Venture.

- *DRC*. Exploration activities undertaken in the 10,000 square kilometers Concession 40 tenement include the advancement of resource delineation drilling on the known mineralization at the Mongbwalu deposit. A conceptual economic study for the Mongbwalu deposit was completed by the end of 2007 and a pre-feasibility study has commenced. In addition, drill testing of certain highest priority regional targets as well as other exploration within the Concession 40 tenement is continuing.

We intend to leverage our "first mover" positions in greenfields exploration, with the focus on building coherent regional portfolios, while continuing to access our land positions utilizing, where possible, the "3 level participation model" as successfully implemented in Colombia.

Brownfields exploration, which is aimed at identifying ounces for production at or around existing mines, is being undertaken around all of our current operations. In 2007, the most successful brownfields exploration programs were undertaken in Ghana, the United States, Australia and Guinea. We intend to increase our focus on brownfields opportunities with clear accountability for delivery of brownfields exploration targets lying within our operating leadership.

In 2008, exploration expenditure is expected to be approximately $194 million, of which approximately $96 million is expected to be spent on greenfields exploration and approximately $98 million is expected to be spent on brownfields exploration. In 2007, exploration expenditure amounted to $167 million, of which $92 million was spent on greenfields exploration and $75 million was spent on brownfields exploration.

Current key brownfields development initiatives approved or under consideration include the following projects:

- Boddington;

- Mponeng Ventersdorp Contact Reef;

- TauTona Carbon Leader Reef (currently under review to possibly be combined with the Mponeng Carbon Leader Reef project);

- Mponeng Carbon Leader Reef;

- Maob Khotsong phase II (Zaaiplaats);

- Córrego do Sítio;

- Lamego;

- Obuasi Deeps;

- Obuasi Tailings Sulphide Plant;

- Iduapriem Plant Expansion; and

- Mine Life Extension projects at Cripple Creek & Victor.

In 2008 we estimate that the total cost to continue to fund our existing development projects, including those key projects listed above, will be approximately $1,219 to $1,275 million. For further information regarding these projects, see "Item 4B. Business Overview" of our Form 20-F.

- *Mergers and Acquisitions.* We intend to continue to pursue value accretive acquisition opportunities with a view to enhancing our ground holding asset positions and our regional presence and achieving further growth in our business.

- *Other Commodities.* We produce uranium and silver as by-products of our existing gold production and, once the Boddington mine commences gold production, we will also produce copper and silver at this mine. We are increasing our uranium production with the upgrade of our existing uranium plant located at our Vaal River operations, which upgrade will be commissioned in 2009, as well as the ramp up of gold production at Moab Khotsong (with a similar increase and ramp up of uranium production from this mine). Other uranium producing initiatives at both our Vaal River and West Wits operations in South Africa are also under consideration. We may also add further copper ore reserves and produce further copper from gold-copper deposits forming part of our exploration portfolio.

Recent Developments

Rights Offering.

On May 23, 2008, we announced that we would proceed, subject to certain conditions, with an approximate one-for-four renounceable, fully underwritten rights offering. The rights offering was completed on July 11, 2008. In connection with the rights offering, we issued a total of 69,470,442 new ordinary shares, in the form of ordinary shares and ADSs, and received approximate net proceeds, after deducting the underwriters' commission and other expenses, of ZAR13.1 billion ($1.7 billion).

The principal purpose of the rights offering was to provide us with additional financial resources to improve our financial flexibility. In particular, the net proceeds from the rights offering have and will continue to allow us both to significantly restructure and reduce our existing gold hedging position, which has adversely affected our financial performance in recent years, while also being able to continue to fund our principal development projects and exploration growth initiatives.

Reducing our gold hedging position

Notwithstanding the steps we had taken to date, our gold hedging position continued to have a significant adverse effect upon our financial performance. We believe that this had also negatively affected the market price of our ordinary shares, further constraining our financial flexibility. In order to address this issue, the directors resolved to reduce our gold hedging position significantly. In order to achieve this reduction, we proposed to procure early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008 in addition to settling contracts already due to mature in 2008.

Following the successful completion of the rights offering, on July 14, 2008 we announced that substantial progress had been made ahead of schedule in the reduction of our hedge book. During the second quarter of 2008, we capitalized on a relatively weaker gold market to execute a combination of delivery into, and early settlement of, non-hedge derivative contracts. We reduced the number of committed ounces by 4.4 million ounces, or 39%, from a total of 11.28 million ounces as at January 1, 2008 to 6.88 million ounces as at July 1, 2008 with the net delta of our gold hedge reducing from 10.39 million ounces as at January 1, 2008 to 6.54 million ounces as at June 30, 2008. As at September 30, 2008 the net delta hedge position was 5.79 million ounces. The total commitments of the hedge book as at September 30, 2008 was 6.30 million ounces, a reduction of 0.58 million ounces from the position as at June 30, 2008. As a result, we will be able to have significantly greater participation in the spot gold price going forward.

During the final quarter of 2008 we intend to continue to deliver into outstanding contracts of approximately 0.3 million ounces, thereby reducing the committed ounces in the hedge book to about 6.0 million ounces at year end.

In addition to the settlement of certain contracts during 2008, we also intend to restructure some of the remainder of our hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature and extent of the restructuring will depend upon prevailing and anticipated market conditions at the time, particularly the prevailing gold price and exchange rates as well as other relevant economic factors.

Given the low committed prices of the contracts due to mature in 2008, 2009 and 2010 which are or will be the subject of the hedge restructuring, we expect these continued measures to result in the realization of previously recognized losses measured by the difference between the committed price of the contracts and the prevailing gold price at the time that these contracts are settled.

As a consequence of the hedge restructuring we expect that the realized gold price (based on product sales including realized non-hedge derivatives) will be at a discount to the spot price of approximately 6% in 2009, assuming a prevailing spot gold price of approximately $900 per ounce. A realized gold price (based on product sales including realized non-hedge derivatives) at a discount of approximately 6% to the spot price would represent a significant improvement in the price receivable when compared with the position prevailing prior to the hedge restructuring.

We also continue to give consideration to the early settlement of contracts not currently recorded on our balance sheet (Normal Purchase Normal Sale Exemption ("NPSE")) by means of physical delivery. Such early settlement, if it were to occur, would result in a significant adverse impact on the revenues recorded in our income statement, as sales that would have otherwise been executed at the spot price of gold will be replaced with sales based on the contracted prices of such NPSE contracts that are settled. Should we conclude that such early physical settlement of NPSE contracts represents a tainting event, we would be required to recognize on balance sheet the fair value of a portion of, or potentially all of the existing NPSE contracts, which would result in a significant adverse impact on our financial statements.

No such conclusion has yet been made by us and we are still considering the potential impact of any such transaction.

In addition to the restructuring and reduction of our gold hedge position, we have taken, and continue to take, steps to increase our participation in the higher prevailing spot prices for gold or that will also allow us to reduce our hedge position as a percentage of our current or future gold production, including:

- *Continuing to deliver into maturing gold hedges or implementing hedge buy-backs thereby reducing our gold hedge position over time.*

- *Acquiring minority interests at our existing mines and pursuing other merger and acquisition opportunities with a view to increasing our level of gold production and our ore reserves, thereby reducing our total hedged position as a percentage of our total gold production and ore reserves.* For example:

  - During the fourth quarter of 2007 we acquired the remaining 15% minority interest in the Iduapriem & Teberebie (Iduapriem) mine in Ghana.

  - On July 1, 2008, we acquired 100% of Golden Cycle Gold Corporation ("GCGC"), which will allow us to continue to consolidate 100% ownership of the CC&V mine in Colorado.

  - On July 31, 2008, we announced the proposed acquisition of the São Bento mine, located adjacent to the proposed Córrego do Sítio mine, from Eldorado Gold Corporation ("Eldorado"). This transaction was completed on December 15, 2008. We believe that the acquisition of the São Bento mine will provide us with the potential to double the scale of the Córrego do Sítio project.

- *Increasing brownfields exploration and development programs, both in and around our existing mine sites, with a view to increasing our gold production and ore reserves, thereby reducing our total hedged position as a percentage of our total ore reserves.* Over the past two years, our total ore reserves have increased from 63.3 million ounces to 72.2 million ounces (net of depletion of approximately 11.1 million ounces). As at September 30, 2008, our hedge commitments represented approximately 8.7% of our ore reserves estimated as at December 31, 2007.

- *Continuing to increase our greenfield exploration activities in new geographical areas.* In 2008, the majority of our greenfields exploration expenditure of approximately $96 million is expected to be incurred in Australia (at Tropicana), in Colombia (at our wholly owned and joint venture properties) and in the DRC (both at Mongbwalu and under exploration throughout Concession 40). Given exploration successes at certain of our greenfields exploration projects to date, we expect that in the foreseeable future some of these exploration projects are likely to add to our ore reserves and medium to longer term gold production.

- *Identified, as part of a recently completed asset review, those assets which are no longer considered to be consistent with our desired asset profile.* We intend to sell or restructure these assets over approximately the next six to twelve months. We expect that the reduced funding requirements of these assets, together with the proceeds from any asset sales, will further enhance our financial position and flexibility and may allow further reductions of our gold hedge position. In this regard we are currently implementing sales processes for the sale of Tau Lekoa mine, Weltevreden and Goedgenoeg prospects in South Africa, as well as certain uranium bearing tailings assets located at our West Wits operation in South Africa.

Funding our development projects and exploration initiatives

In addition to restructuring and reducing our gold hedge position, a portion of the net proceeds from the rights offering may be applied to the funding of our existing development projects and exploration initiatives consistent with our strategic objective of pursuing growth initiatives to enhance our shareholder value.

In 2008, exploration expenditure is expected to be approximately 194 million, of which approximately $96 million is expected to be spent on greenfields exploration and approximately $98 million is expected to be spent on brownfields exploration.

We estimate that the total cost to continue to fund our existing development projects will be approximately $1,219 to $1,275 million in 2008.

Acquisition of Golden Cycle Gold Corporation

At a special meeting held on June 30, 2008, shareholders of Golden Cycle Gold Corporation, or GCGC, approved the merger of GCGC with one of our wholly-owned subsidiaries by way of a statutory merger under Colorado law. As a result of the transaction, which became effective on July 1, 2008, we have acquired 100% ownership of Cripple Creek & Victor Gold Mining Company. We have issued 3,181,198 ordinary shares to the former shareholders and option holders of GCGC in connection with the transaction.

Sale of Interest in Nufcor International Limited and Cancellation of Certain Uranium Commodity Contracts

We have sold our 50% interest in Nufcor International Limited to Constellation Energy Commodities Group with effect from June 26, 2008 for net proceeds of $50 million. The sale of this London-based uranium marketing, trading and advisory business enables us to focus on our core gold and uranium mining business. We retained our 100% interest in Nuclear Fuels Corporation of South Africa (Proprietary) Limited, our South African-based calcining business.

We have also cancelled 1.0 million pounds of our outstanding uranium contracts, which together with the deliveries effected since the start of the year represent a reduction of 30% of uranium contracts that were outstanding as at January 1, 2008. This cancellation, which resulted in a one-off pre-tax charge of $32 million against earnings for the second quarter of 2008, will result in us beginning to participate in the uranium spot market from 2009.

Senior Management Changes

On May 6, 2008 we announced the retirement of Elisabeth Bradley from our board of directors.

On July 1, 2008, we announced the retirement of Peter Rowe, former Executive Vice President – Business Effectiveness, as well as the following changes to our senior management:

- Tony O'Neill was appointed to the position of Executive Vice President – Business and Technical Development and as a member of AngloGold Ashanti's Executive Committee. Mr. O'Neill consulted for AngloGold Ashanti from 2007 to his appointment in July 2008. Previously, Mr. O'Neill worked for seven years as executive operations manager for Newcrest Mining and for four years as executive general manager for the gold division of Western Mining Corporation.

- Richard Duffy, formerly Executive Vice President – Business Development, was appointed to the position of Executive Vice President – Africa.

- Robbie Lazare, formerly Executive Vice President – Africa, was appointed to the position of Executive Vice President – Human Resources.

- Nigel Unwin, formerly Executive Vice President – Organizational Development, was appointed to the position of Executive Vice President – Corporate Services.

On July 29, 2008, we announced the retirement of Simon Thompson from our board of directors.

Acquisition of São Bento Gold Company Limited

On December 15, 2008, we completed the acquisition of 100% of São Bento Gold Company Limited, or São Bento Gold, from São Bento Holdings Limited, a wholly-owned subsidiary of the selling shareholder, for total consideration of $70 million. The purchase price was settled by the delivery to São Bento Holdings Limited of 2,701,660 of our ordinary shares.

São Bento Gold indirectly holds the São Bento mine, a Brazilian gold operation located in the immediate vicinity of our proposed Córrego do Sítio mine where we are currently investigating the viability of exploiting the potential sulphide ore resources of the Córrego do Sítio underground ore bodies. Prior to the acquisition of the São Bento Gold, it was expected the Córrego do Sítio would produce approximately 100,000 ounces of gold annually over 14 years with production scheduled to commence in mid 2011. The acquisition of São Bento Gold provides us with the potential to double the scale of the Córrego do Sítio project. Initially it is envisaged that ore from Córrego do Sítio will be treated in the São Bento process plant using a refurbished and modified circuit of milling and flotation with the concentrate being transported to AngloGold Ashanti Mineracão Ltda's Quieroz plant. Following a planned exploration program, we expect that an expansion of the São Bento plant could be implemented in 2013 that will allow for the full treatment of ore (and production of gold) from ore bodies both at the Córrego do Sítio and São Bento mines at the São Bento process plant, at which point gold production from the expanded Córrego do Sítio project could exceed 200,000 ounces per annum.

Refinancing Our Convertible Bond

It was our intention to refinance the $1 billion convertible bond issued by our wholly-owned subsidiary AngloGold Ashanti Holdings plc with the proceeds of a new equity linked instrument prior to its maturity on February 27, 2009. However, global capital market conditions have been, and continue to be, disrupted and volatile and in recent months the volatility and lack of liquidity in global capital markets reached unprecedented levels. In light of these market conditions, on October 30, 2008 we announced that we were actively exploring a broader range of refinancing options, including bridge financing, further debt financing and additional asset sales as well as reviewing discretionary capital expenditures.

On November 20, 2008, our wholly-owned subsidiary AngloGold Ashanti Holdings plc entered into a $1 billion syndicated term loan facility agreement to refinance the $1 billion convertible bond. The term loan facility is available to be drawn during February 2009. The term loan facility is for an initial one year period from the date of the first drawdown in February 2009 and is extendible, if required, at the option of AngloGold Ashanti Holdings plc until November 30, 2010. The amounts drawn under the term loan facility will bear an interest margin over the lenders' capped cost of funds of 4.25% for the first six months after the first drawdown and 5.25% thereafter. Interest is payable quarterly. We and our wholly-owned subsidiaries AngloGold Ashanti USA Incorporated and AngloGold Ashanti Australia have each guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc under the term loan facility. The term loan facility will provide management with additional time to secure a longer term, cost effective refinancing of the $1 billion convertible bond, including the possible sales of significant assets that we regard as non-strategic. Our interest expense will increase substantially as a result of the higher interest rates and fees associated with the new term loan facility.

Summary Financial Data

The summary financial information set forth below for the years ended December 31, 2005, 2006 and 2007 and as at December 31, 2006 and 2007 has been derived from, and should be read in conjunction with, the U.S. GAAP financial statements included in our Form 20-F for the year ended December 31, 2007 incorporated by reference in this prospectus supplement. The summary financial information for the years ended December 31, 2003 and 2004 and as at December 31, 2003, 2004 and 2005 has been derived from the U.S. GAAP financial statements not included herein. The summary financial information for the nine months ended September 30, 2007 and 2008 and as at September 30, 2008 has been derived from, and should be read in conjunction with, the unaudited condensed consolidated U.S. GAAP financial statements included in our report on Form 6-K submitted to the SEC on December 8, 2008 incorporated by reference in this prospectus supplement, which condensed consolidated financial statements do not include a full set of related notes, as would be required under U.S. GAAP.

	Year ended December 31,					Nine months ended September 30,	
	2003[1][2][3]	2004[4][5]	2005	2006[6]	2007[7]	2007 (unaudited)	2008[8] (unaudited)
	(in $ millions, except per share amounts)						
Consolidated statement of income							
Sales and other income	1,670	2,151	2,485	2,715	3,095	2,290	2,848
Product sales[9]	1,641	2,096	2,453	2,683	3,048	2,259	2,787
Interest, dividends and other	29	55	32	32	47	31	61
Costs and expenses	1,329	2,176	2,848	2,811	3806	2,432	2,820
Operating costs[10]	1,135	1,517	1,842	1,785	2,167	1,534	1,806
Royalties	11	27	39	59	70	51	62
Depreciation, depletion and amortization	247	445	593	699	655	459	455
Impairment of assets	75	3	141	6	1	-	1
Interest expense	28	67	80	77	75	56	58
Accretion expense	2	8	5	13	20	13	18
(Profit)/loss on sale of assets, realization of loans, indirect taxes and other	(55)	(14)	(3)	(36)	10	(24)	(63)
Mining contractor termination costs	-	-	9	-	-	-	-
Non-hedge derivative (gain)/loss	(114)	123	142	208	808	343	483
Income/(loss) from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change	341	(25)	(363)	(96)	(711)	(142)	28
Taxation (expense)/benefit	(143)	132	121	(122)	(118)	(106)	(91)
Minority interest	(17)	(22)	(23)	(29)	(28)	(22)	(35)
Equity income/(loss) in affiliates	71	23	39	99	41	20	(101)
Income/(loss) from continuing operations before cumulative effect of accounting change	252	108	(226)	(148)	(816)	(250)	(199)
Discontinued operations	(2)	(11)	(44)	6	2	(4)	24

	Year ended December 31,					Nine months ended September 30,	
	2003[1][2][3]	2004[4][5]	2005	2006[6]	2007[7]	2007 (unaudited)	2008[8] (unaudited)
	(in $ millions, except per share amounts)						
Income/(loss) before cumulative effect of accounting change	250	97	(270)	(142)	(814)	(254)	(175)
Cumulative effect of accounting change	(3)	-	(22)	-	-	-	-
Net income/(loss) - applicable to ordinary stockholders	247	97	(292)	(142)	(814)	(254)	(175)
Other financial data							
Basic earnings/(loss) per ordinary share (in $)[11]							
From continuing operations	1.13	0.43	(0.85)	(0.54)	(2.93)	(0.89)	(0.66)
Discontinued operations	(0.01)	(0.04)	(0.17)	0.02	0.01	(0.01)	0.08
Before cumulative effect of accounting change	1.12	0.39	(1.02)	(0.52)	(2.92)	(0.90)	(0.58)
Cumulative effect of accounting change	(0.01)	-	(0.08)	-	-	-	-
Net income/(loss) – applicable to ordinary stockholders	1.11	0.39	(1.10)	(0.52)	(2.92)	(0.90)	(0.58)
Diluted earnings/(loss) per ordinary share (in $)[11]							
From continuing operations	1.13	0.42	(0.85)	(0.54)	(2.93)	(0.89)	(0.66)
Discontinued operations	(0.01)	(0.04)	(0.17)	0.02	0.01	(0.01)	0.08
Before cumulative effect of accounting change	1.12	0.38	(1.02)	(0.52)	(2.92)	(0.90)	(0.58)
Cumulative effect of accounting change	(0.01)	-	(0.08)	-	-	-	-
Net income/(loss) – applicable to ordinary stockholders	1.11	0.38	(1.10)	(0.52)	(2.92)	(0.90)	(0.58)
Dividend per ordinary share (cents)	133	76	56	39	44	45	13

	As at December 31,					As at September 30, 2008[8]
	2003[1][2][3]	2004[4][5]	2005	2006[6]	2007[7]	(unaudited)
	(in $ millions, except share and per share amounts)					
Consolidated balance sheet data (as at period end)						
Cash and cash equivalents and restricted cash	479	302	204	482	514	615
Other current assets	822	1,115	1,197	1,394	1,599	1,605
Property, plants and equipment, deferred stripping, and acquired properties, net	3,037	6,654	6,439	6,266	6,807	6,832

	As at December 31,					As at September 30, 2008[8]
	2003[1][2][3]	2004[4][5]	2005	2006[6]	2007[7]	
						(unaudited)
	(in $ millions, except share and per share amounts)					
Goodwill and other intangibles, net	226	591	550	566	591	588
Materials on the leach pad (long-term)	7	22	116	149	190	251
Other long-term assets, derivatives, deferred taxation assets and other long-term inventory	772	712	607	656	680	589
Total assets	5,343	9,396	9,113	9,513	10,381	10,480
Current liabilities	1,116	1,469	1,874	2,467	3,795	3,624
Provision for environmental rehabilitation	124	209	325	310	394	363
Deferred taxation liabilities	789	1,518	1,152	1,275	1,345	1,217
Other long-term liabilities, and derivatives	1,194	2,295	2,539	2,092	2,232	1,306
Minority interest	52	59	60	61	63	79
Stockholders' equity	2,068	3,846	3,163	3,308	2,552	3,891
Total liabilities and stockholders' equity	5,343	9,396	9,113	9,513	10,381	10,480
Capital stock (exclusive of long-term debt and redeemable preferred stock)	9	10	10	10	10	12
Number of ordinary shares as adjusted to reflect changes in capital stock	223,136,342	264,462,894	264,938,432	276,236,153	277,457,471	350,677,750
Net assets	2,120	3,905	3,223	3,369	2,615	3,970

(1) Excludes the financial condition of the Amapari Project sold with effect from May 19, 2003.
(2) Excludes the Gawler Craton Joint Venture sold with effect from June 6, 2003.
(3) Excludes the results of operations and financial condition of the Jerritt Canyon Joint Venture sold with effect from June 30, 2003.
(4) Includes the results of operations and financial condition of Ashanti as of April 26, 2004.
(5) Excludes the results of operations and financial condition of the Freda-Rebecca mine sold with effect from September 1, 2004.
(6) Excludes the results of operations and financial condition of Bibiani mine sold with effect from December 28, 2006.
(7) Includes the acquisition of 15% minority interest acquired in the Iduapriem and Terebie mine with effect from September 1, 2007.
(8) Includes the acquisition of the remaining 33% shareholding in the Cripple Creek & Victor Gold Mining Company with effect from July 1, 2008.
(9) Product sales represent revenue from the sale of gold.
(10) Operating costs include production costs, exploration costs, related party transactions, general and administrative, market development costs, research and development, employment severance costs and other.
(11) The calculations of basic and diluted earnings/(loss) per common share are described in note 9 to the consolidated financial statements "(loss)/earnings per common share" found in our Form 20-F. Amounts reflected exclude E Ordinary shares.

For further information regarding footnotes (1) through (7) see "Item 4A. History and development of the company" of our Form 20-F.

Summary Operating Data

In accordance with the preferred position of the SEC, based on the estimated average of gold price and exchange rates $1.00=ZAR6.72 and $1.00=A$1.28 for the three years ended December 31, 2007 which yields gold prices of around $582 per ounce and our proved and probable ore reserves have been determined to be 72.2 million ounces as at December 31, 2007. During the course of 2007, consistent with our intention to audit the ore reserves at all of our operations on the basis that the ore reserves at all operations are reviewed over any three-year period, we conducted an audit of our reported reserves in respect of six of our operations. The audit identified no material shortcomings in the process by which our reserves were evaluated. The audit of ore reserves for those operations selected for review during 2008 is currently in progress.

Presented in the table below are selected operating data for us for each of the three years ended December 31, 2005, 2006 and 2007 and the nine months ended September 30, 2007 and 2008.

	Year ended December 31			Nine months ended September 30	
	2005	**2006**	**2007**	**2007**	**2008**
Total attributable gold production (000 ounces)[1]	6,166	5,635	5,477	4,109	3,714
Total cash costs ($ per ounce)[1][2]	281	321	367	n/a	n/a
Total production costs ($ per ounce)[1][2]	398	452	504	n/a	n/a
Production costs ($ million)	1,642	1,539	1,917	n/a	n/a
Capital expenditure ($ million)[1]	722	817	1,059	720	899

(1) Including equity accounted joint ventures for management reporting purposes.

(2) "Total cash costs per ounce" and "total production costs per ounce" have been determined using industry standards promulgated by the Gold Institute and are not measures under U.S. GAAP. We believe that total cash costs and total production costs per ounce, expressed in the aggregate or on a mine-by-mine basis, are useful indicators to investors and management of a mine's performance because they provide:

- an indication of profitability, efficiency and cash flows;
- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mines, both within our group and of other gold mining companies.

However, an investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with U.S. GAAP either in this document or in any document incorporated by reference herein.

A reconciliation of total cash costs per ounce and total production costs per ounce to production costs in accordance with U.S. GAAP for the years ended December 31, 2005, 2006 and 2007 is presented in "Reconciliation of Total Cash Costs and Total Production Costs to Financial Statements".

We do not report total cash costs per ounce or total production costs per ounce derived from our U.S. GAAP results on a quarterly basis.

RISK FACTORS

This section describes some of the risks that could materially affect an investment in the ordinary shares being offered. You should read these risk factors in conjunction with the detailed discussion of risk factors starting on page 15 in our Form 20-F, and those identified in our future filings with the SEC, incorporated herein by reference. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks related to the gold mining industry generally

The profitability of our operations, and the cash flows generated by these operations, are significantly affected by changes in the market price for gold, which has experienced significant volatility in recent months.

The market price for gold can fluctuate widely. These fluctuations are caused by numerous factors beyond our control, including:

- speculative positions taken by investors or traders in gold;

- changes in the demand for gold as an investment;

- changes in the demand for gold used in jewelry and for other industrial uses;

- changes in the supply of gold from production, disinvestment, scrap and hedging;

- financial market expectations regarding the rate of inflation;

- the strength of the dollar (the currency in which the gold price trades internationally) relative to other currencies;

- changes in interest rates;

- actual or expected gold sales by central banks and the International Monetary Fund;

- gold hedging and de-hedging by gold producers;

- global or regional political or economic events; and

- costs of gold production in major gold-producing nations in which we have operations, such as South Africa, the United States and Australia.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price.

The following table presents the annual high, low and average afternoon fixing prices over the past ten years, expressed in dollars, for gold per ounce on the London Bullion Market:

Year	High	Low	Average
1998	314	273	287
1999	340	252	278
2000	317	262	279
2001	298	253	271
2002	347	278	310
2003	417	320	364
2004	456	371	410
2005	538	412	445
2006	725	525	604
2007	845	602	697
2008 (through December 12, 2008)	1,011	713	869

Source of data: Metals Week, Reuters and London Bullion Market Association.

The market price of gold has experienced significant volatility in recent months. During the third quarter of 2008, the gold price traded from a high of $988 per ounce to a low of $736 per ounce, and from October 1, 2008 through November 30, 2008 traded from a high of $904 per ounce to a low of $713 per ounce. On December 12, 2008, the afternoon fixing price of gold on the London Bullion Market was $827 per ounce. A sustained period of significant gold price volatility may adversely affect our ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.

In addition to the spot price of gold, a portion of our gold sales is determined at prices in accordance with the various hedging contracts that we have entered into, or may enter into, with various gold hedging counterparts.

If revenue from gold sales falls below the cost of production for an extended period, we may experience losses and be forced to curtail or suspend some or all of our capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change our past dividend payment policies. In addition, we would have to assess the economic impact of low gold prices on our ability to recover any losses that may be incurred during that period and on our ability to maintain adequate cash reserves.

The profitability of our operations, and the cash flows generated by these operations, are significantly affected by the fluctuations in the price of input production factors, many of which are linked to the price of oil and steel.

Fuel, power and consumables, including diesel, heavy fuel oil, chemical reagents, explosives and tires, which are used in mining operations form a relatively large part of the operating costs of any mining company. The cost of these consumables is linked, to a greater or lesser extent, to the price of oil.

We have estimated that for each $1 per barrel rise in the oil price, the average cash costs of all our operations increases by approximately $0.61 per ounce with the cash costs of certain of our mines, which are more dependent on fuel, being more sensitive to changes in the price of oil.

Furthermore, the cost of steel, which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable. We have no influence over the price of fuel, chemical reagents, explosives, steel and other commodities used in our mining activities.

Our operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, heavy mining equipment and metallurgical plant.

Due to the significant increase in the world's demand for commodities, the global mining industry is experiencing an increase in production capacity both in terms of expansions at existing, as well as the development of new, production facilities.

This increase in expansion capacity has taken place, in certain instances, without a concomitant increase in the capacity for production of certain strategic spares, critical consumables and mining and processing equipment used to operate and construct mining operations, resulting in shortages of and an increase in the lead times to deliver these items.

In particular, we and other gold mining companies have experienced shortages in critical consumables like tires for mobile mining equipment, underground support, as well as certain critical spares for both mining equipment and processing plants including, for example, gears for the ball-mills. In addition, we have experienced an increase in delivery times for these and other items. These shortages have also resulted in unanticipated increases in the price of certain of these and other items. Shortages of critical spares, consumables and equipment result in delays and production shortfalls. Increases in prices result in an increase in both operating costs and the capital expenditure to develop mining operations.

While suppliers and equipment manufacturers may increase capacity to meet the increased demand and therefore alleviate both shortages of, and time to deliver, strategic spares, critical consumables and mining and processing equipment, individually the companies have limited influence over manufacturers and suppliers. Consequently, shortages and increased lead times in delivery of strategic spares, critical consumables, heavy mining and certain processing equipment could have an adverse impact upon our results of operations and our financial condition.

Gold companies face many risks related to their operations (including their exploration and development activities) that may adversely affect their cash flows and overall profitability.

Uncertainty and cost of mineral exploration and acquisitions

Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:

- establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling;

- determine appropriate metallurgical recovery processes to extract gold from the ore;

- estimate ore reserves;

- undertake feasibility studies and estimate the technical and economic viability of the project; and

- construct, renovate or expand mining and processing facilities.

Once gold mineralization is discovered it can take several years to determine whether ore reserves exist. During this time the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs.

We evaluate from time to time the acquisition of ore reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Our decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of ore reserves, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations and how these may change in the future. Other than historical operating results, all of these parameters are uncertain and have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate ore reserves. In addition, there is intense competition for the acquisition of attractive mining properties.

As a result of these uncertainties, the exploration programs and acquisitions engaged in by us may not result in the expansion or replacement of the current production with new ore reserves or operations. This could adversely affect the results of our operations and our financial condition.

Development risks

Our profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from our current estimates. The development of our mining projects may be subject to unexpected problems and delays.

Our decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns.

These estimates are based on assumptions regarding:

- future gold, other metal and uranium prices;

- anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

- anticipated recovery rates of gold, and other metals and uranium from the ore;

- anticipated capital expenditure and cash operating costs; and

- the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are determined particularly by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tires and steel that are consumed in mining activities and credits from by-products. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above these uncertainties include:

- the timing and cost, which can be considerable, of the construction of mining and processing facilities;

- the availability and cost of skilled labor, power, water and transportation facilities;

- the availability and cost of appropriate smelting and refining arrangements;

- the need to obtain necessary environmental and other governmental permits and the timing of those permits; and

- the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of fluctuations in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, our future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.

The shortage of skilled labor may also impede our exploration and development projects.

Ore reserve estimation risks

We undertake annual revisions to our ore reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as gold price and exchange rates. Ore reserve estimates are not precise calculations and are dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. These factors may result in reductions in our ore reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of our mining asset base and, as a result, have an adverse effect upon the market price of our ordinary shares and ADSs.

Production or mining industry risks

Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:

- environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

- industrial accidents;

- underground fires;

- labor disputes;

- activities of illegal or artisanal miners;

- electrical power interruptions;

- encountering unexpected geological formations;

- unanticipated ground and water conditions;

- unanticipated increases in gold lock-up and inventory levels at our heap-leach operations;

- fall-of-ground accidents in underground operations;

- failure of mining pit slopes and tailings dam walls;

- legal and regulatory restrictions and changes to such restrictions;

- seismic activity; and

- other natural phenomena, such as floods or inclement weather conditions.

Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, we use sophisticated seismic and rock mechanics technologies.

Despite the implementation of this technology and modifications to mine layouts and support technology with a view to minimizing the incidence and impact of seismic activity, seismic events have in the past, and may in the future, cause the death of, or personal injury to, miners and other employees, as well as the loss of mining equipment, damage to or destruction of mineral properties or production facilities, production disruptions, monetary losses, environmental damage and potential legal liabilities both within South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on our operational results and our financial condition. For example, in the fourth quarter of 2007 we encountered unanticipated delays and a shortfall in production of approximately 55,000 ounces as a result of these events.

Gold mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate.

As a consequence of public concern about the perceived ill effects of economic globalization, business generally and in particular large multinational corporations face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders – including employees, communities surrounding operations and the countries in which they operate – benefit, and will continue to benefit from these commercial activities, which are also expected to minimize or eliminate any damage to the interests of those stakeholders.

These pressures tend to be applied most strongly against companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of such pressures, especially if not effectively managed, include reputational damage, legal suits and social spending obligations. All of these factors could have a material adverse effect on our results of operations and our financial condition.

The South African Department of Minerals and Energy has embarked on an audit strategy with the objective of helping mines to develop programs to improve health and safety. Audits have been conducted and a number of working place compliance stoppages have occurred. These instances have had a short-term adverse impact on gold production. Future stoppages could have a similar negative impact on production.

Gold mining operations are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees. If these laws and regulations were to change and, if as a result, material additional expenditure were required to comply with such new laws and regulations, it could adversely affect our results of operations and our financial condition.

Gold mining companies are subject to extensive environmental laws and regulations.

Gold mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers' ability to conduct their operations. The cost of our compliance with environmental laws and regulations has been significant and is expected to continue to be significant.

Gold mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on our financial condition.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If our environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions we make to estimate liabilities, or if unanticipated conditions were to arise in our operations, our expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect our results of operations and our financial condition.

Risks related to our operations

We face many risks related to our operations that may affect our cash flows and overall profitability.

We use gold hedging instruments and have entered into long term sales contracts, which may prevent us from realizing all potential gains resulting from subsequent commodity price increases in the future. Our reported financial condition could be adversely affected as a result of the need to fair value all of our hedge contracts.

We currently use gold hedging instruments to fix the selling price of a portion of our anticipated gold production and to protect revenues against unfavorable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent us from fully realizing the positive impact on income from any subsequent favorable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favorable exchange rate movements.

A significant number of our forward sales contracts are not treated as derivatives and fair valued on the financial statements as they fall under the normal purchase sales exemption. Should we fail to settle these contracts by physical delivery, then we may be required to account for the fair value of a portion, or potentially all of, the existing contracts in the financial statements. This could adversely affect our reported financial condition.

We have significantly reduced, and intend to further reduce, our gold hedging position, which will substantially reduce our protection against future declines in the market price of gold.

We have traditionally used gold hedging instruments to protect the selling price of some of our anticipated sales against declines in the market price of gold. The use of these instruments has prevented us from fully participating in the significant increase in the market price of gold in recent years. Since 2001, we have been reducing our hedge commitments through hedge buy-backs (limited to non-hedge derivatives), physical settlement of maturing contracts and other restructurings in order to provide greater participation in a rising gold price environment.

Notwithstanding the steps we have taken to date, our gold hedging position has continued to have a significantly adverse effect upon our financial performance. In order to address this, we have settled certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008 in addition to settling contracts due to mature in 2008. In addition to the settlement of the aforementioned contracts during 2008, we also intend to restructure some of the remainder of our hedge book in order to achieve greater participation in the spot price for gold beyond 2009. For a description of our plans to reduce our gold hedging position, and the progress we have achieved to date, see "Prospectus Supplement

Summary—Recent Developments—Rights Offering—Reducing our gold hedging position". As a result of these measures, we have had, and expect to continue to have, substantially less protection against declines in the market price of gold during 2008 and later years compared to 2007.

We face certain risks and uncertainties in the execution of our gold hedge restructuring.

Through the gold hedge restructuring, we have significantly reduced our gold hedging position by procuring early settlement of certain contracts otherwise due to mature in 2009 and 2010 during the course of 2008, in addition to settling contracts already due to mature in 2008. In addition to the settlement of certain contracts during 2008, we also intend to restructure some of the remainder of our hedge book in order to achieve greater participation in the spot price for gold beyond 2009. The exact nature, extent and execution of these processes going forward will depend upon prevailing gold prices and exchange rates and other relevant economic factors and anticipated market conditions at the time of settlement or restructuring. Should these conditions become unfavorable at any stage during the restructuring, this may delay or frustrate the further implementation of the hedge restructuring. In addition, should the outlook for gold prices, exchange rates and other economic factors materially change, it is possible that our plans for the further execution of the gold hedge restructuring may be modified so as to minimize the adverse impact from such changes or maximize the benefits from them.

Furthermore, the execution of the remainder of the gold hedge restructuring may depend on or be affected by our ability to obtain consents from hedge counterparties and our lenders. If we are not able to successfully execute the remainder of the gold hedge restructuring then we will be prevented from fully participating in higher gold prices, to the extent we currently believe we will achieve upon the completion of the gold hedge restructuring, should such economic conditions continue to prevail.

We also continue to give consideration to the early settlement of NPSE contracts by means of early physical delivery. Such early physical settlement, if it were to occur, would result in a significant adverse impact on our 2008 recorded revenues in our income statement, as sales that would have otherwise been executed at the spot price of gold will be replaced with sales based on the earlier contracted prices of such NPSE contracts that are settled during the year. Furthermore should we conclude that such early physical settlement of NPSE contracts represents a tainting event, we would be required to recognize on balance sheet the fair value of a portion of, or potentially all of the existing NPSE contracts, which would result in a significant adverse impact on our financial statements. No such conclusion has yet been made by us and we are still considering the potential impact of any such transaction.

Some of our power suppliers have forced us to halt or curtail activities at our mines, due to severe power disruptions. Power stoppages, fluctuations and power cost increases may adversely affect our results of operations and our financial condition.

In South Africa (the "State"), our mining operations are dependent upon electrical power generated by the State utility, Eskom. As a result of an increase in demand exceeding available generating capacity, Eskom has warned that the country could face disruptions in electrical power supply. At the start of 2008, as a result of substantial unplanned maintenance at Eskom's power stations, as well as higher than usual seasonal rainfall adversely affecting Eskom's coal stockpiles, Eskom's generating capacity was constrained and reduced. As a result, the incidence of power outages in South Africa increased substantially to the point that, on Friday, January 25, 2008, Eskom warned that it could no longer guarantee the availability of its supply of electrical power to the South African mining industry. Consequently, we, along with other mining companies with South African operations, were forced temporarily to suspend mining operations at our South African mines. Following meetings between industry-wide representatives, including ourselves, and Eskom, agreement was reached whereby mines were able to resume their power consumption at 90% of average capacity in return for Eskom guaranteeing a more normal power supply, including undertakings to more reliably warn companies when power outages may occur. Mining operations resumed on Wednesday, January 30, 2008 at our South African mines, although operations continued to be constrained by a power capacity limitation imposed by Eskom. By mid-first quarter of 2008, power supply had increased to around 96.5% and our South African operations were once again able to operate at full capacity as a result of the various energy efficiency initiatives implemented at our South African operations. Ongoing and future production levels will depend on an ongoing stable power supply consistent with Eskom's undertaking as well as whether we are able to continue to implement, and increase, our various energy efficiency initiatives. The extent to which the power capacity limitation will result in lost production will depend on a number of factors, including the success of our energy saving initiatives; accordingly we are unable to estimate our lost production as a result of the power capacity limitations. Eskom has also advised us that power tariffs will increase by 34.2% from July 2009. Should the power outages continue to increase or should we be unable to achieve our production or cost targets due to the current constraints, any additional power outages or any power tariff increases, then our future profitability and our financial condition may be adversely impacted.

All of our mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority ("VRA") an entity controlled by the government of Ghana. Most of this electrical power is hydro-generated electricity, although we also have access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA's principal electricity generating facility is the Akosombo Dam and during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998, 2006 and the first half of 2007. In addition, during periods of limited electricity availability, the national power system is subject to system disturbances and voltage fluctuations, which can damage the group's equipment. The VRA also obtains power from neighboring Côte d'Ivoire, which has intermittently experienced some political instability and civil unrest. These factors, including increased power demand from other users in Ghana, may cause interruptions in our power supply to our operations in Ghana or result in increases in the cost of power even if they do not interrupt supply. Consequently, these factors may adversely affect our results of operations and our financial condition. In order to address this problem and to supplement the power generated by the VRA, we have, together with the other three principal gold producers in Ghana, acquired (and equally fund) an 85 megawatt, diesel-fired, power plant that could be converted to gas supply once the anticipated West African Gas Pipeline is developed. To further reduce the dependence on hydro-electric power, which may be impacted by low rainfall, the VRA is increasing its thermal power generation capacity by constructing a 126 megawatt thermal plant at Tema.

Our mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. Our power supply has been disrupted in the past and it has suffered production losses as a result of equipment failure.

Contracts for sale of uranium at fixed prices could affect our operating results and financial condition.

We have entered into contracts for the sale of uranium produced by some of our South African operations and may therefore be prevented from realizing all potential gains from an increase in uranium prices to the extent that our future production is covered by such contracts, or should we not produce sufficient quantities of uranium to cover such contracts, we may need to procure or borrow uranium in the market to meet any shortfall which could adversely affect our results of operations and our financial condition. Power supply problems in South Africa may lead to a shortfall in uranium production and a requirement to acquire uranium in the open market in order to satisfy our uranium supply commitments. For example, we purchased 400,000 pounds of uranium at a cost of approximately $31 million in 2007. Upon the sale of our 50% interest in Nufcor International Limited in July 2008 we cancelled 1.0 million pounds of our outstanding uranium contracts, which together with deliveries under contracts since the start of 2008 represent a 30% reduction in uranium contracts that were outstanding as at January 1, 2008. This cancellation will result in us beginning to participate in the uranium spot market from 2009.

Foreign exchange fluctuations could have a material adverse effect on our operating results and financial condition.

Gold is principally a dollar-priced commodity, and most of our revenues are realized in or linked to dollars while production costs are largely incurred in the applicable local currency where the relevant operation is located. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms.

Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies yields significantly higher revenues and lower production costs in dollar terms. If material, these exchange rate movements may have a material effect on our operational results.

Since June 2002, the weakening of the dollar against the South African Rand (up until the second half of 2007 when the South African Rand began to also weaken against the dollar), the Brazilian real, the Argentinean peso and the Australian dollar has had a negative impact upon our profitability. Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of our operations. In 2007, 2006 and 2005, we derived approximately 71%, 73% and 67%, respectively, of our revenues from these countries and incurred approximately 62%, 61% and 63%, respectively, of production costs in these local currencies.

In 2007, the weakening of the dollar against these local currencies in which we operate continued to increase total cash costs. A 1% strengthening of these local currencies against the dollar will result in an increase of total cash costs incurred of nearly $3 per ounce, or 1%. These impacts were partially offset by the increase in the dollar price of gold, which increase was to some extent a function of dollar weakness. In addition, production costs in South African Rand, Brazilian real, Argentinean peso and Australian dollar terms were only modestly offset by the effect of exchange rate movements on the price of imports denominated in dollars, as imported products comprise a small proportion of production costs in each of these countries.

A small proportion of our hedges are denominated in South African rands, Australian dollars and Brazilian real, which may partially offset the effect of the U.S. dollar's strength or weakness on our profitability.

In addition, due to our global operations and local foreign exchange regulations, some of our funds are held in local currencies, such as the South African Rand and the Australian dollar.

The dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may adversely affect our financial condition.

Our level of indebtedness may adversely affect our business.

As of September 30, 2008, we had gross borrowings of approximately $1.88 billion (including bonds). This level of indebtedness could have adverse effects on our flexibility to do business. For example, we may be required to utilize a large portion of our cash flow to pay the principal and interest on our debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. In addition, under the terms of our borrowing facilities from our banks we are obliged to meet certain financial and other covenants. Our ability to continue to meet these covenants will depend upon our future financial performance which will be affected by our operating performance as well as by financial and other actors, certain of which are beyond our control.

Our level of indebtedness may make us vulnerable to economic cycle downturns, which are beyond our control, because during such downturns we cannot be certain that our future cash flows will be sufficient to allow us to pay principal and interest on our debt and also to meet our other obligations. Should the cash flow from operations be insufficient, we could breach our financial and other covenants and may be required to refinance all or part of our existing debt, use existing cash balances, issue additional equity or sell assets. We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

Our wholly-owned subsidiary AngloGold Ashanti Holdings plc has entered into a $1 billion syndicated term loan facility agreement to refinance our $1 billion convertible bond which matures on February 27, 2009. The term loan facility is for an initial one year period from the date of first drawdown in February 2009 and is extendable, if required, at the option of AngloGold Ashanti Holdings plc until November 30, 2010. The term loan facility will provide us with additional time to secure a longer term, cost effective refinancing of the convertible bond. The term loan facility contains customary conditions precedent that must be satisfied prior to drawdown and termination events, certain of which are beyond our control. If we are not able to satisfy all of the conditions precedent or if a termination event occurs we will be unable to draw amounts under the term loan facility and may not be able to redeem the convertible bond on the maturity date. Our interest expense will increase substantially as a result of the higher interest rates and fees associated with the new term loan facility.

Inflation may have a material adverse effect on our results of operations.

Most of our operations are located in countries that have experienced high rates of inflation during certain periods.

Because we are unable to control the market price at which we sell the gold we produce (except to the extent that we enter into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which we operate may result in an increase in future operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon our results of operations and our financial condition.

While none of our specific operations is currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalized at higher cost mines.

Our new order mining rights in South Africa could be suspended or cancelled should we breach, and fail to remedy such breach of, our obligations in respect of the acquisition of these rights.

Our rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in South Africa.

The Mineral and Petroleum Resources Development Act ("MPRDA") vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. Prospecting, mining and mineral rights formerly regulated under the Minerals Act 50 of 1991 and common law are now known as old order mining rights and the transitional arrangements provided in Schedule II to the MPRDA give holders of such old order mining rights the opportunity to convert their old order mining rights into new order mining rights within specified time frames.

The Department of Minerals and Energy ("DME") has published, pursuant to the MPRDA, the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the "Charter"). Compliance with the Charter, measured using a designated Scorecard, requires that every mining company achieve 15% ownership by Historically Disadvantaged South Africans ("HDSAs") of its South African mining assets by May 1, 2009, and 26% ownership by May 1, 2014 and achieve participation by HDSAs in various other aspects of management referred to below. We have submitted to the DME two Social and Labor Plans – one for each of our main mining regions – detailing our specific goals in these areas.

The Scorecard allows for a portion of "offset" against the HDSAs equity participation requirements insofar as companies have facilitated downstream, value-adding activities in respect of the products they mine. We carry out such downstream activities and believe these will be recognized in terms of a framework currently being devised by the South African government.

We have completed a number of asset sales to companies owned by HDSAs in the past (estimated to have been equivalent to 20% of our South African production as at August 1, 2005, when our applications for the conversion of our West Wits and Vaal River mineral rights from old order to new order mineral rights were approved). Furthermore, at the end of 2006 we implemented an Employee Share Ownership Plan ("ESOP") and Black Economic Empowerment transaction, collectively with a value equivalent to approximately 6% of our South African assets. This is consistent with our stated strategic intention to develop means of promoting broad based equity participation in the company by HDSAs and with an undertaking made to the DME as a condition for the granting to the company of our new order mining rights. We believe that we have made significant progress towards meeting the requirements of the Charter, the Scorecard and our own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation, including the implementation of programs to help achieve the requirement of having 40% of management roles being held by HDSAs by 2010. We will incur expenses in giving further effect to the Charter and the Scorecard and the implementation of the ESOP will affect our results of operations.

We were informed on August 1, 2005, by the Director General of Minerals and Energy that our applications to convert our old order mining rights to new order mining rights for our West Wits and Vaal River operations, as well as our applications for new mining rights to extend our mining areas at our TauTona and Kopanang mines, had been successful. These applications relate to all of our existing operations in South Africa. The notarial agreements for the converted West Wits mining right and Block 1C11 new mining rights have been executed and registered as well as the agreements for Jonkerskraal, Weltevreden, Moab Extension Area and the new right for Edom, all of which form part of the Vaal River operations. Two notarial agreements relating to the Vaal River operations are pending.

Even where new order mining rights are obtained under the MPRDA, these rights may not be equivalent to the old order mining rights. Our rights that have been converted and registered do not differ significantly from the relevant old order rights. The duration of the new rights will no longer be perpetual as was the case under old order mining rights but rather will be granted for a maximum period of 30 years, with renewals of up to 30 years each and, in the case of prospecting rights, a maximum period of five years with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition and non-exclusion of others. In addition, the new order rights will only be transferable subject to the approval of the Minister of Minerals and Energy.

The new order mining rights can be suspended or cancelled by the Minister of Minerals and Energy if, upon notice of a breach from the Minister, the entity breaching its obligations to comply with the MPRDA or the conditions of the notarial agreement fails to remedy such breach. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. We have a policy of evaluating, minimizing and addressing the environmental consequences of our activities and, consistent with this policy and the MPRDA, conduct an annual review of the environmental costs and liabilities associated with our South African operations in light of the new, as well as existing, environmental requirements.

The introduction of South African State royalties where a significant portion of our mineral reserves and operations are located could have an adverse effect on our results of operations and our financial condition.

Mineral and Petroleum Resources Royalty Act (the "Act") was passed on October 24, 2008 and provides for the payment of a royalty according to a formula based on earnings before interest and tax. The Act provides for a minimum royalty rate of 0.5% and a maximum rate of 5%, and the royalty will be a tax deductible expense. It is estimated that the formula will translate into a royalty rate of between 2.5% and 4% of gross sales from our South African operations in terms of current pricing assumptions. The payment of royalties will begin on May 1, 2009.

Certain factors may affect our ability to support the carrying value of our property, plants and equipment, acquired properties, investments and goodwill on our balance sheet.

We review and test the carrying value of our assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We value individual mining assets at the lowest level for which identifiable cash flows are independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur either alone or in combination, it could require management to recognize an impairment, which could adversely affect our results of operations and our financial condition.

In accordance with our accounting policies we will be testing the carrying values of our mining assets and goodwill for any impairment, should such indicators exist as of December 31, 2008. If management is required to recognize an impairment our results of operations and our financial condition could be adversely affected.

Diversity in interpretation and application of accounting literature in the mining industry may impact our reported financial results.

The mining industry has limited industry specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, we capitalize the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proved and probable reserves at a development stage or production stage mine, whereas some companies expense such costs. As and when diversity in interpretation and application is addressed, it may impact our reported results should the adopted interpretation differ from the position followed by us.

Our mineral reserves and deposits and mining operations are located in countries that face political, economic and/or security risks.

Some of our mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where we operate, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on our operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

In 2007, the government of the DRC announced an industry-wide review of all mining concessions and related agreements. The agreements related to the ownership and operation of our concessions in the DRC are also subject to this review by a commission as appointed by the DRC government. The commission has indicated that it is seeking to increase the DRC government's ownership in our concession and increase land usage charges. The commission's review process, the timing and the final outcome of which we are unable to predict, could result in an adverse change to us in terms of these agreements which could have an adverse impact upon our current exploration activities and potential future mining activities in the DRC.

Any existing and new mining and exploration operations and projects we carry out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters.

If, in one or more of these countries, we were not able to obtain or maintain necessary permits, authorizations or agreements to implement planned projects or continue our operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, which could result in changes to such laws and regimes, our results of operations and our financial condition could be adversely affected.

In Mali and Tanzania, we are due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes. In addition, we have outstanding assessments and unresolved tax disputes in a number of countries. If the outstanding input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favorable to us, it could have an adverse effect upon our results of operations and our financial condition.

In Argentina, the government is looking to apply export taxes of 5% to mining companies that were exempt therefrom. We have filed a claim with the courts to prevent payment of an export tax. If the outcome of the tax claim is unfavorable it could have an adverse effect upon our results of operations and our financial condition.

Certain of the countries in which we have mineral deposits or mining or exploration operations, including the DRC and Colombia, have in the past experienced and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which we are present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on our operations in such regions. In the event that continued operations in these countries compromise our security or business principles, we may withdraw from these countries on a temporary or permanent basis, which in turn, could have an adverse impact on our results of operations and our financial condition.

Labor disruptions and/or increased labor costs could have an adverse effect on our operating results and financial condition.

As at December 31, 2007, approximately 77% (2006: 69%) of our workforce excluding contractors or 63% of total workforce was located in South Africa. Approximately 98% of the workforce on our South African operations is unionized, with the National Union of Mineworkers ("NUM") representing the majority of unionized workers.

Our employees in some South American countries and Ghana are also highly unionized. Trade unions have a significant impact on our labor relations climate, as well as on social and political reforms, most notably in South Africa.

It has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. An agreement was signed with the unions in August 2007, following negotiations between NUM, United Associations of South Africa ("UASA") on behalf of some clerical and junior management staff and Solidarity (on behalf of a small number of miners) and the Chamber of Mines. A two-year deal was reached without resort to any industrial action.

Labor costs represent a substantial proportion of our total operating costs and in many operations, including South African operations, is our single largest operating cost category. The two-year wage agreement will be reviewed in June 2009 in negotiation with NUM, UASA, Solidarity and the Chamber of Mines and any increases in labor costs have to be off-set by greater productivity efforts by all operations and employees.

There is a risk that strikes or other types of conflict with unions or employees may occur at any one of our operations. It is uncertain whether labor disruptions will be used to advocate labor, political or social goals in the future. Should any labor disruptions occur, if material, they could have an adverse effect on our results of operations and our financial condition.

The use of mining contractors at certain of our operations may expose us to delays or suspensions in mining activities and increases in mining costs.

Mining contractors are used at certain of our mines, including Sadiola, Morila and Yatela in Mali, Siguiri in Guinea, Iduapriem in Ghana and Sunrise Dam in Australia, to mine and deliver ore to processing plants. Consequently, at these mines, we do not own all of the mining equipment and may face disruption of operations and incur costs and liabilities in the event that any of the mining contractors at these mines has financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor. Furthermore, increases in contract mining rates, in the absence of associated productivity increases, will have an adverse impact on our results of operations and financial condition.

We compete with mining and other companies for key human resources.

We compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate our business. This is further exacerbated in the current environment of increased mining activity across the globe combined with the global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of the global industry wide shortages, we are also required to achieve employment equity targets of participation by HDSAs in management and other positions.

We compete with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience. For further details, see the risk factor "Our new order mineral rights in South Africa could be suspended or cancelled should we breach, and fail to remedy such breach of, our obligations in respect of the acquisition of these rights".

There can be no assurance that we will attract and retain skilled and experienced employees and, should we fail to do so or lose any of our key personnel, our business and growth prospects may be harmed and our results of operations and our financial condition could be adversely affected.

We face certain risks in dealing with HIV/AIDS which may adversely affect our results of operations and our financial condition.

AIDS remains the major health care challenge faced by our South African operations. The South African workforce prevalence studies indicate that the percentage of our South African workforce infected by HIV may be as high as 30%. Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality. We are continuing to develop and implement various programs aimed at helping those who have been infected with HIV and preventing new infections. Since 2001 we have offered a voluntary counseling and HIV testing program for employees in South Africa. In 2002 we began to offer anti-retroviral therapy ("ART") to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, we have treated all eligible employees desiring it. Currently approximately 4,600 employees are on the wellness program and as at December 2007, approximately 2,100 employees were receiving treatment using anti-retroviral drugs.

The cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of an anti-retroviral therapy, is on average ZAR1,300 ($185) per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the program in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation.

We do not expect the cost that we will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect our results of operations. Nevertheless, it is not possible to determine with certainty the costs that we may incur in the future in addressing this issue, and consequently our results of operations and our financial condition could be adversely affected.

We face certain risks in dealing with malaria, as currently encountered at our operations located in Africa, which may have an adverse effect on our results of operations.

Malaria is a significant health risk at all of our operations in Central, West and East Africa where the disease assumes epidemic proportions because of ineffective national control programs. The disease is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of our operations located in these regions.

The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect upon the results of our operations and our financial condition.

The primary areas of focus in respect of occupational health within our operations are noise-induced hearing loss ("NIHL"), occupational lung diseases ("OLD") and tuberculosis ("TB"). We provide occupational health services to our employees at our occupational health centers and we continue to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, such increase could have an adverse effect on our results of operations and our financial condition.

Furthermore, the South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act ("ODMWA") that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act ("COIDA") that provides for compensation to non-miners who have OLD.

COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalized value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of our employees would be compensated as compared with those eligible for compensation under ODMWA.

If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims we could be subject to and consequently could have an adverse effect on our financial condition.

Mr. Thembekile Mankayi instituted a legal action against us in October 2006 in the High Court, Witwatersrand Local Division. Mr. Mankayi is claiming approximately ZAR2.6 million for damages allegedly suffered by him as a result of silicosis allegedly contracted while working on mines now owned by us. We have filed an exception against the claim and we were heard in the High Court in February 2008. We filed the exception on the basis that mine employers are insured in terms ODMWA and COIDA against compensable diseases and this prevents any delictual claims by employees against employers. The judge upheld the exception and ordered Mr. Mankayi to amend his particulars in order to introduce direct constitutional challenges. Mr. Mankayi has chosen to appeal the exception. The application for leave to appeal will be heard in Johannesburg in February 2009. If this application is granted the suit will then proceed to the South African Supreme Court of Appeal and ultimately could proceed to the South African Constitutional court. If we are unsuccessful in defending this suit, we could be subject to numerous similar claims which could have an adverse effect on our financial condition.

In response to the effects of silicosis in labor sending communities, a number of mining companies (under the auspices of the Chamber of Mines), together with NUM which is the largest union in the mining sector and the national and regional departments of health have embarked on a project to assist in the delivery of compensation and relief to communities that have been affected.

The costs associated with the pumping of water inflows from closed mines adjacent to our operations could have an adverse effect upon our results of operations.

Certain of our mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of our mining operations as a result of property damage, disruption to operations and additional pumping costs.

We have embarked on legal action in South Africa after the owner of an adjacent mine put the company owning the adjacent mining operation into liquidation, raising questions about its and other companies' willingness to meet their water pumping obligations.

The relevant mining companies have entered into a settlement agreement. As part of the settlement arrangement the mining companies have formed and registered a not-for-profit company, known as the Margaret Water Company, to conduct water pumping activities from the highest lying shaft which is currently owned by Stilfontein Gold Mining Company (in liquidation). The three mining companies will contribute equally to the cost of establishing and initially running the Margaret Water Company.

The occurrence of events for which we are not insured or for which our insurance is inadequate may adversely affect our cash flows and overall profitability.

We maintain insurance to protect only against catastrophic events which could have a significant adverse effect on our operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk.

However, our insurance does not cover all potential risks associated with our business. In addition, we may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, we may not be able to obtain insurance coverage at acceptable premiums. We have a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances which we maintain. The occurrence of events for which we are not insured may adversely affect our cash flows and overall profitability and our financial condition.

Risks related to our ordinary shares and ADSs

Sales of large quantities of our ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities, as could future offerings of our ordinary shares, ADSs or securities exchangeable or exercisable for ordinary shares or ADSs.

The market price of our shares or ADSs could fall if large quantities of our ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of our ordinary shares or ADSs may decide to sell them at any time. The market price of our ordinary shares or ADSs could also fall as a result of any future offerings we make of our ordinary shares, ADSs, or securities exchangeable or exercisable for our ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. We may make such offerings, including offerings of additional ADS rights, share rights or similar securities, at any time or from time to time in the future.

We have entered into a registration rights agreement with AA plc that would facilitate U.S. registration of additional offers and sales of our ordinary shares that AA plc makes in the future, subject to certain conditions. Sales of our ordinary shares or our ADSs if substantial, or the perception that sales may occur and be substantial, could exert downward pressure on the prevailing market prices for our ordinary shares or our ADSs, causing their market prices to decline. In April 2006, AA plc sold 19,685,170 of our ordinary shares and, in October 2007, sold an additional 69,100,000 of our ordinary shares. These and other sales, combined with the dilutive effect of our issuance of 9,970,732 ordinary shares in April 2006, reduced AA plc's shareholding in us from approximately 51% of our issued ordinary shares as at April 19, 2006 to approximately 16.3% as at September 30, 2008. AA plc has stated that it intends to reduce and ultimately exit its gold company holdings and that it will continue to explore all available options to exit us in an orderly manner. Sales or distributions of substantial amounts of our ordinary shares or ADSs, or the perception that such sales or distributions may occur, could adversely affect the market price of our ordinary shares or ADSs.

Fluctuations in the exchange rate of different currencies may reduce the market value of our securities, as well as the market value of any dividends or distributions paid by us.

We have historically declared all dividends in rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the U.S. dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold our securities. This may reduce the value of these securities to investors. Our articles of association allow for dividends and distributions to be declared in any currency at the discretion of our board of directors, or our shareholders at a general meeting. If and to the extent that we opt to declare dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions, nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or rands will continue to be affected. If and to the extent that dividends and distributions are declared in rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and dollar value of these dividends and distributions. Furthermore, the market value of our securities as expressed in Australian dollars, British pounds, Ghanaian cedis, dollars and rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

The recently announced proposal by the South African Government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact on the amount of dividends or other distributions received by our shareholders.

On February 21, 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in 2009. Although this may reduce the tax payable by our South African operations thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by our shareholders. For more information on South African taxation, see "Taxation—South African Taxation—Taxation of Dividends".

USE OF PROCEEDS

We will not receive any proceeds from the sale of the securities by the selling shareholder under this prospectus supplement.

RECONCILIATION OF TOTAL CASH COSTS AND
TOTAL PRODUCTION COSTS TO FINANCIAL STATEMENTS

Total cash costs as calculated and reported by us include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation costs, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.

Total production costs as calculated and reported by us include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced.

Prior to January 1, 2006 stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per ton and resulted in capitalization of such stripping costs (deferred stripping). EITF Issue 04-6 prohibits capitalization of post production stripping costs effective from January 1, 2006. Except for this impact on total cash costs and total production costs, total cash costs and total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to ordinary stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with U.S. GAAP or as an indicator of our performance. Furthermore the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;

- the trend in costs as the mining operations mature over time on a consistent basis; and

- an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold mining companies.

A reconciliation of production costs as included in our audited financial statements to total cash costs and to total production costs for each of the three years in the period ended December 31, 2007 is presented below.

AngloGold Ashanti operations – Total
(in $ millions, except as otherwise noted)

	For the year ended December 31,		
	2005	**2006**	**2007**
Production costs per financial statements	**1,642**	**1,539**	**1,917**
Plus:			
Production costs of equity accounted joint ventures	108	80	126
(Less)/plus:			
Rehabilitation costs and other non-cash costs	(60)	17	(79)
Plus/(less):			
Inventory movement	37	84	36
Royalties	54	78	89
Related party transactions [1]	35	(2)	(11)
Adjusted for:			
Minority interests [2]	(42)	(54)	(59)
Non-gold producing companies and adjustments	(41)	68	(8)
Total cash costs	**1,733**	**1,810**	**2,011**
Plus:			
Depreciation, depletion and amortization	653	749	678
Employee severance costs	26	22	19
Rehabilitation and other non-cash costs	60	(17)	79
Adjusted for:			
Minority interests [2]	(11)	(15)	(20)
Non-gold producing companies and adjustments	(5)	(3)	(4)
Total production costs	**2,456**	**2,546**	**2,763**
Gold produced (000 ounces) [3]	**6,166**	**5,635**	**5,477**
Total cash costs per ounce [4]	**281**	**321**	**367**
Total production costs per ounce [4]	**398**	**452**	**504**

(1) Relates solely to production costs as included in our consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(2) Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(3) Attributable production only.

(4) In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. We report total cash costs per ounce and total production costs per ounce calculated to the nearest U.S. dollar amount and gold produced in ounces.

HISTORICAL ORDINARY SHARE AND ADS TRADING, DIVIDENDS AND EXCHANGE RATE INFORMATION

Ordinary Share and ADS Trading

The following table sets out, for the periods indicated, the reported intra-day high and low market quotations for our ordinary shares on the JSE and for our sponsored ADSs on the NYSE:

	JSE		NYSE	
	High	**Low**	**High**	**Low**
	(South African cents per ordinary share)		(dollars per ADS)	
Annual information				
Year ended December 31,				
2003	33,900	19,100	49.95	27.10
2004	31,900	18,620	48.25	29.91
2005	31,990	18,700	49.88	30.50
2006	38,700	24,700	62.20	35.58
2007	35,899	25,400	49.42	33.80
Quarterly information				
2006				
First quarter	38,700	29,005	62.20	46.51
Second quarter	35,621	24,700	58.36	37.17
Third quarter	36,050	27,500	51.07	37.10
Fourth quarter	35,000	28,250	48.91	35.58
2007				
First quarter	35,889	30,300	49.34	41.10
Second quarter	35,322	26,100	49.42	37.10
Third quarter	33,600	25,400	47.92	33.80
Fourth quarter	33,600	29,100	48.64	40.00
2008				
First quarter	34,900	24,801	51.35	30.50
Second quarter	29,157	23,053	39.13	28.75
Third quarter	28,300	17,201	36.36	21.01
Monthly information				
June 2008	27,975	23,053	35.37	28.75
July 2008	28,300	23,300	36.65	31.90
August 2008	24,125	19,600	32.47	25.35
September 2008	21,500	17,201	27.43	21.01
October 2008	21,643	15,011	23.87	13.92
November 2008	23,000	15,103	22.25	13.37
December 2008 (through December 12, 2008)	28,460	20,400	28.49	19.45

Annual Dividends

The table below sets forth the amounts of interim, final and total dividends paid in respect of the years 2003 through 2008 (through June 30, 2008), in each case in cents per ordinary share.

Year ended December 31,	Interim	Final	Total	Interim	Final	Total
	(South African cents per ordinary share)			(U.S. cents per ordinary share)		
2003	375	335	710	50.73	49.82	100.55
2004	170	180	350	25.62	30.37	55.99
2005	170	62	232	26.09	9.86	35.95
2006	210	240	450	29.40	32.38	61.78
2007	90	53	143	12.44	6.60	19.04
2008 (through June 30, 2008)	50	n/a	50	6.45	n/a	6.45

(1)   Dividends for these periods were declared in South African cents. Dollar cents per share figures have been calculated based on exchange rates prevailing on each of the respective payment dates.

Future dividends will be dependent on our cash flow, earnings, planned capital expenditures, financial condition and other factors. We do not currently intend to substantially change our practice of paying out dividends from funds available after providing for capital expenditure and long-term growth. Under South African law, we may declare and pay dividends from any capital and reserves included in total shareholders' equity calculated in accordance with IFRS, subject to our solvency and liquidity. As at December 31, 2007, our total shareholders' equity on an unconsolidated basis as calculated under IFRS amounted to ZAR18,377 million ($2,699 million). Dividends are payable to shareholders registered at a record date that is after the date of declaration. Given that we are in our highest ever capital expenditure phase, we will continue to manage capital expenditure in line with profitability and cash flow and our approach to the dividend on the basis of prudent financial management.

Under the terms of the Company's Articles of Association adopted on December 5, 2002, dividends may be declared in any currency at the discretion of our board of directors or our shareholders at a general meeting. Currently, dividends are declared in South African rands and paid in Australian dollars, South African rands, British pounds and Ghanaian cedis. Dividends paid to registered holders of our ADSs are paid in U.S. dollars converted from South African rands by The Bank of New York Mellon, as depositary, in accordance with the deposit agreement.

Exchange Rate Information

The following table sets forth for the periods and dates indicated certain information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York expressed in rands per $1.00. On December 12, 2008, the noon buying rate between rands and U.S. dollars was R10.21 = $1.00.

Year ended December 31	High	Low	Year-end	Average [1]
2003	9.05	6.26	6.70	7.42
2004	7.31	5.62	5.65	6.39
2005	6.92	5.64	6.33	6.35
2006	7.94	5.99	7.04	6.81
2007	7.49	6.45	6.81	7.03
2008 (through December 12, 2008)	11.27	6.74	-	8.28

[1] The average of the noon buying rates on the last business day of each month during the year, and in the case of 2008, through December 12, 2008.

Exchange rate information for the months of	High	Low
June 2008	8.12	7.70
July 2008	7.91	7.31
August 2008	7.90	7.74
September 2008	8.32	7.77
October 2008	11.27	8.27
November 2008	10.64	9.63
December 2008 (through December 12, 2008)	10.47	9.92

CAPITALIZATION

The following table sets forth our consolidated capitalization at October 31, 2008. You should read this table together with our U.S. GAAP financial statements and related discussion and analysis included in our Form 20-F.

	As at October 31, 2008 (in $ millions)
Total debt[1]	1,810
Total stockholders' equity	3,892
400,000,000 authorized ordinary shares of 25 ZAR cents each; Ordinary shares issued October 31, 2008 - 350,687,488[2]	12
Additional paid-in capital	7,430
Accumulated deficit[3]	(2,656)
Accumulated other comprehensive income [3]	(894)
Total capitalization	5,702

(1) Including short-term and long-term debt. As at October 31, 2008, 77% of our long-term debt was designated in U.S. dollars, 1% in South African rands and 22% in Australian dollars. For a discussion regarding our secured and unsecured indebtedness, see "Operating and Financial review and prospects" included in our Form 20-F. As at October 31, 2008, secured and unsecured debt accounted for approximately $28 million and $1,782 million, respectively, of total debt.

(2) On December 15, 2008, we issued 2,701,660 ordinary shares to the selling shareholder in connection with the acquisition of São Bento Gold.

(3) As of September 30, 2008.

(4) Except as disclosed above, there has been no material change since October 31, 2008 in our consolidated capitalization or indebtedness.

THE SELLING SHAREHOLDER

The selling shareholder is Eldorado Gold Corporation, via its wholly-owned subsidiary and agent for purposes of selling these shares, São Bento Holdings Limited. The selling shareholder is a corporation incorporated under the laws of Canada, with its principal executive offices at 1188-550 Burrard Street, Vancouver, British Columbia, Canada V6C ZB5.

As of December 15, 2008, the selling shareholder owned 2,701,660 of our ordinary shares, representing 0.7643% of our total ordinary share capital. São Bento Holdings Limited, a wholly-owned subsidiary of the selling shareholder, acquired all of these ordinary shares on December 15, 2008 in connection with our acquisition of São Bento Gold and transferred beneficial ownership of these ordinary shares to the selling shareholder on the same day. São Bento Holdings Limited has executed a declaration of nominee ownership in which it has confirmed that all profits and advantages accruing or arising from these shares shall be held for the sole use, benefit and advantage of and has agreed not to sell, transfer or otherwise dispose of these shares except as directed by the selling shareholder. We have agreed to facilitate the resale by the selling shareholder pursuant to this prospectus supplement of all of these ordinary shares, including in the form of ADSs, in non-underwritten transactions during the forty-day period beginning on the date of this prospectus supplement and ending on January 24, 2009.

Based on information provided to us by the selling shareholder, if the selling shareholder sells all of the securities that it owns that are covered by this prospectus supplement, it will not own any of our ordinary shares.

PLAN OF DISTRIBUTION

The securities to be offered and sold using this prospectus supplement are being registered to permit public secondary offers and sales of these securities by the selling shareholder from time to time during the forty-day period beginning on the date of this prospectus supplement and ending on January 24, 2009. We will not receive any of the proceeds from the sale by the selling shareholder of the securities offered by this prospectus supplement. The aggregate proceeds to the selling shareholder from the sale of the securities will be the purchase price of the securities less any commissions.

The securities may be sold in one or more non-underwritten transactions at prevailing market prices at the time of sale. Such sales may be effected in transactions (which may involve crosses and block transactions) (1) on any securities exchange or quotation service on which the securities may be listed or quoted at the time of sale or (2) in the over-the-counter market.

The selling shareholder may be an "underwriter" within the meaning of the Securities Act. Any profits on the sale of the securities by the selling shareholder may be deemed to be underwriting discounts and "underwriters" within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act.

We have agreed to pay all fees and expenses in connection with the registration of the securities. Set forth below is an itemization of the estimated total fees and expenses that are expected to be incurred in connection with the registration of the securities.

SEC registration fee	$3,000
Stock exchange listing and inspection fees	$60,000
Legal fees and expenses	$230,000
Other expenses	$7,000
Total	$300,000

We have agreed to indemnify the selling shareholder against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the selling shareholder may be required to make because of any of those liabilities.

TAXATION

South African taxation

The following discussion summarizes South African tax consequences of the ownership and disposition of shares or ADSs by a U.S. holder (as defined below). This summary is based upon current South African tax law and South African Inland Revenue practice, the convention between the Government of the United States of America and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed February 17, 1997 (the "Treaty"), and in part upon representations of the depositary, and assumes that each obligation provided for in, or otherwise contemplated by, a deposit agreement and any related agreement will be performed in accordance with its respective terms.

The following summary of South African tax considerations does not address the tax consequences to a U.S. holder that is resident in South Africa for South African tax purposes, whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such U.S. holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or who is otherwise not entitled to full benefits under the Treaty.

The statements of law set forth below are subject to any changes (which may be applied retroactively) in South African law or in the interpretation thereof by the South African tax authorities, or in the Treaty, occurring after the date hereof. It should be expressly noted that South African tax law does not specifically address the treatment of ADSs. However, it is reasonable to assume (although no assurance can be made) that the tax treatment of U.S. holders of shares is also applicable to U.S. holders of ADSs.

Holders are strongly urged to consult their own tax advisors as to the consequences under South African, U.S. federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

Taxation of dividends

South Africa imposes a corporate tax known as Secondary Tax on Companies ("STC") on the distribution of earnings in the form of dividends. Under the terms of an option granted to gold mining corporations, we have elected not to be subject to STC. As a result, although our dividend payments are not subject to STC, we pay corporate income tax at a slightly higher rate than would otherwise have been the case. This election resulted in the overall tax paid by us being lower than the tax payable using the standard corporate tax rate together with STC.

South Africa does not currently impose any withholding tax or any other form of tax on dividends paid to U.S. holders with respect to shares, but there has been a recent announcement (as set out below) that this is about to change. In the case of a South African withholding tax on dividends paid to a U.S. holder with respect to shares, the Treaty would limit the rate of this tax to 5% of the gross amount of the dividends if a U.S. holder holds directly at least 10% of our voting stock and 15% of the gross amount of the dividends in all other cases. The above provisions shall not apply if the beneficial owner of the dividends is a U.S. resident who carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

On February 21, 2007, the South African Minister of Finance, Mr. Trevor Manuel, delivered his 2007 Budget Speech in which he stated that the STC currently levied at 12.5% will be replaced by a 10% withholding tax that will be levied on shareholders in respect of dividends distributed by South African companies. The draft legislation giving effect to this withholding tax on dividends was published for comment on July 31, 2008 and is expected to be introduced in 2009. If the draft withholding tax legislation is promulgated in 2009 in its current form, then our marginal tax rate in South Africa (which is applied to the income derived from our South African mining operations) will decrease from the current rate of 43% to around 34%.

Taxation of gains on sale or other disposition

South Africa imposes a tax on capital gains, which applies mainly to South African residents and only to a limited extent to non-residents. The meaning of the word "residents" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 and by the Treaty. Gains on the disposal of securities which are not capital in nature are usually subject to income tax. In either case, a U.S. holder will not be subject to South African tax on the disposal of shares or ADSs unless the U.S. holder carries on business in South Africa through a permanent establishment situated therein to which the shares or ADSs are attributable.

Uncertificated Securities Tax ("UST")

The change of beneficial ownership of shares listed on an exchange in South Africa is subject to UST at the rate of 0.25% of the taxable amount of the shares. Any change of beneficial ownership of shares listed on an exchange outside South Africa and/or the transfer of ADSs is not subject to UST or to any other South African tax. Where a change in beneficial ownership on a purchase of shares listed on an exchange in South Africa:

- takes place through a stockbroker, UST will be payable on the actual consideration; and
- takes place off market (where either the change in beneficial ownership is effected by the CSDP or the seller continues to hold the shares as nominee on behalf of the purchaser) and the consideration for the shares is less than the lowest traded price of the shares on the date of the relevant transaction, UST is payable on the closing traded price of the shares.

United States federal income taxation

The following is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of shares or ADSs to a U.S. holder (as defined below) that holds its shares or ADSs as a capital asset. This summary is based on U.S. tax laws, including the Internal Revenue Code of 1986, as amended (the "Code"), final and proposed Treasury regulations promulgated thereunder, rulings, judicial decisions, administrative pronouncements, and the Treaty, all at the date of this prospectus supplement, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

This summary does not address all aspects of U.S. federal income taxation that may apply to holders that are subject to special tax rules, including U.S. expatriates, insurance companies, tax-exempt entities, banks, certain financial institutions, persons subject to the alternative minimum tax, regulated investment companies, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, investors that own (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock, partnerships, persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

As used herein, the term "U.S. holder" means a beneficial owner of shares or ADSs that is (a) a citizen or individual resident of the United States for U.S. federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust. If a partnership (including for this purpose, any entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs.

U.S. holders should consult their own tax advisors regarding the specific South African and U.S. federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

For U.S. federal income tax purposes, a U.S. holder of ADSs should be treated as owning the underlying shares represented by those ADSs. Therefore deposits or withdrawals by a U.S. holder of shares for ADSs or of ADSs for shares will not be subject to U.S. federal income tax. The following discussion (except where otherwise expressly noted) applies equally to U.S. holders of shares and U.S. holders of ADSs.

This discussion assumes that we are not, and will not become, a passive foreign investment company for U.S. federal income tax purposes, as described below.

Taxation of Dividends

The gross amount of any distribution (including the amount of any South African withholding tax thereon) paid to a U.S. holder by us generally will be taxable as dividend income to the U.S. holder for U.S. federal income tax purposes on the date the distribution is actually or constructively received by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs. Corporate U.S. holders will not be eligible for the dividends received deduction in respect of dividends paid by us. For foreign tax credit limitation purposes, dividends paid by us will be income from sources outside the United States. At present, South Africa does not impose a withholding tax or any other form of tax on dividends paid to U.S. holders with respect to shares. The South African government, however, has recently announced its intent to enact a 10% dividend withholding tax, which is expected to be phased in during 2008 and 2009. See "Taxation – South African Taxation – Taxation of Dividends".

The amount of any distribution paid in foreign currency (including the amount of any South African withholding tax thereon) generally will be includible in the gross income of a U.S. holder of shares in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt by the U.S. holder, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the foreign currency is converted into U.S. dollars on such date. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. holder of shares generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. holder of shares generally will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency generally will be treated as U.S. source ordinary income or loss. In the case of a U.S. holder of ADSs, the amount of any distribution paid in a foreign currency generally will be converted into U.S. dollars by the depositary upon its receipt. Accordingly, a U.S. holder of ADSs generally will not be required to recognize foreign currency gain or loss in respect of the distribution. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

Subject to certain limitations, it is anticipated that South African withholding taxes will be treated as foreign taxes eligible for credit against a U.S. holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income generally will constitute "passive category" income, or in the case of certain U.S. holders, "general category" income. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a U.S. holder who itemizes deductions may elect to deduct all of such holder's foreign taxes in the taxable year. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. U.S. holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

Certain U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of "qualified dividend income" received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including either that (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our shares and ADSs should constitute qualified dividend income for U.S. federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. Each individual U.S. holder of our shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation.

The U.S. Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax described above, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of South African withholding taxes or the availability of qualified dividend treatment could be affected by future actions that may be taken by the U.S. Treasury with respect to ADSs.

Taxation of capital gains

In general, upon a sale, exchange or other disposition of shares or ADSs, a U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the holder's tax basis, determined in U.S. dollars, in the shares or ADSs. Such gain or loss generally will be U.S. source gain or loss, and will be treated as a long-term capital gain or loss if the holder's holding period in the shares or ADSs exceeds one year at the time of disposition. If the U.S. holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

The amount realized on a sale or other disposition of shares for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or disposition On the settlement date, the U.S. holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash basis U.S. holder (or an accrual basis U.S. holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

Foreign currency received on the sale or other disposition of a share will have a tax basis equal to its U.S. dollar value on the settlement date. Any gain or loss recognized on a sale or other disposition of foreign currency (including its use to purchase shares or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Passive foreign investment company considerations

A non-U.S. corporation will be classified a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), certain commodities income, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that we were not a PFIC for the taxable year ended December 31, 2007 and do not expect to become a PFIC in the foreseeable future. If we were characterized as a PFIC for any taxable year, a U.S. holder would suffer adverse tax consequences.

These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on the receipt of certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. Furthermore, dividends paid by us would not be "qualified dividend income" and would be taxed at the higher rates applicable to other items of ordinary income. U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares or ADSs.

U.S. information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares or ADSs may be subject to information reporting to the Internal Revenue Service (the "IRS"). U.S. federal backup withholding generally is imposed at a current rate of 28% on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, these holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

DESCRIPTION OF ADSs

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one ordinary share (or a right to receive one share) deposited with The Standard Bank of South Africa Limited, Société Générale South Africa Limited, FirstRand Bank Limited, National Australia Bank Limited of Australia and New Zealand Banking Group Limited, each as a custodian for the depositary, and all of which are referred to collectively as the custodian. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS registered holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. South African law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR, which we have filed with the SEC as an exhibit to our registration statement on Form F-6/A (File No. 333-133049) on May 27, 2008. The Form F-6/A is available for inspection at the offices of the SEC in the manner described in "Where You Can Find More Information" on page S-1 of this prospectus supplement.

Dividends and Other Distributions

The Bank of New York Mellon has agreed to pay to holders of ADSs the cash dividends or other distributions it or a custodian receives on our ordinary shares or other deposited securities after deducting any fees and expenses and any applicable withholding taxes. Holders of ADSs will receive these distributions in proportion to the number of our ordinary shares that their ADSs represent.

Cash

The Bank of New York Mellon will convert any cash dividend or other cash distribution we pay on our ordinary shares into U.S. dollars (unless we pay it in U.S. dollars), if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. Currently, we pay dividends on ordinary shares in South African rand. We may declare dividends and distributions on ordinary shares in any currency that the board of directors or shareholders at a general meeting approve.

The Bank of New York Mellon will convert the South African rand it receives from us to U.S. dollars and distribute dividends in U.S. dollars to registered holders of ADSs. If that is no longer possible or if any approval from any government is needed and cannot be obtained, The Bank of New York Mellon may distribute non-U.S. currency only to those ADS holders to whom it is possible to make this type of distribution.

The Bank of New York Mellon may hold the non-U.S. currency it cannot convert for the account of holders of ADSs who have not been paid. It will not invest the non-U.S. currency, and it will not be liable for the interest. Before making a distribution, any withholding taxes that must be paid will be deducted. See "Payment of Taxes" below. The Bank of New York Mellon will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the non-U.S. currency, holders of ADSs may lose some or all of the value of the distribution.

Ordinary shares

The Bank of New York Mellon may distribute to holders of ADSs additional ADSs representing ordinary shares that we distribute as a dividend or free distribution, if we provide it promptly with satisfactory evidence that it is legal to do so. If The Bank of New York Mellon does not distribute additional ADSs, the outstanding ADSs will also represent the newly distributed ordinary shares. The Bank of New York Mellon will only distribute whole ADSs. It will sell ordinary shares that would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it distributes cash. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to subscribe for additional ordinary shares

If we offer holders of our ordinary shares any rights to subscribe for additional ordinary shares or any other rights, The Bank of New York Mellon, after consultation with us, may make these rights available to holders of ADSs or sell the rights and distribute the proceeds in the same way as it distributes cash. If The Bank of New York Mellon cannot do either of these things for any reason, it may allow these rights to lapse. In that case, holders of ADSs will receive no value for them.

If The Bank of New York Mellon makes these types of subscription rights available to holders of ADSs upon instruction from holders of ADSs, it will exercise the rights and purchase our ordinary shares on their behalf. The Bank of New York Mellon will then deposit the ordinary shares and deliver ADSs to the holders of ADSs. It will only exercise these rights if holders of ADSs pay it the exercise price and any other charges the rights require them to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, holders of ADSs may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York Mellon may deliver ADSs which are "restricted securities" within the meaning of Rule 144 which will have the same provisions as the ADSs described here, except for the changes needed to put the restrictions in place.

Other distributions

The Bank of New York Mellon will send to holders of ADSs any other distributions that we make on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York Mellon may decide to sell what we distribute, and then distribute the net proceeds in the same way as it distributes cash, or it may decide to hold what we distribute, in which case the outstanding ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that the holders of ADSs may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to the holders of ADSs.

Deposit, Withdrawal and Cancellation

The Bank of New York Mellon will deliver ADSs if a holder of our ordinary shares or their broker deposits our ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will register the appropriate number of ADSs in the names such holder of our ordinary shares requests and will deliver the ADSs at its Corporate Trust office to the persons such holders request.

Holders of ADSs may turn in their ADSs at The Bank of New York Mellon's Corporate Trust Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will deliver (1) the underlying ordinary shares to an account designated by the relevant holder of ADSs and (2) any other deposited securities underlying the ADSs at the office of the Custodian. Or, at the request, risk and expense of ADS holders, The Bank of New York Mellon will deliver the deposited securities at its Corporate Trust Office.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS registered holder an ADR evidencing those ADSs.

Voting Rights

ADS registered holders may instruct the depositary to vote the number of deposited shares their ADSs represent. The depositary will notify ADS registered holders of shareholders' meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS registered holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The Bank of New York Mellon will try, as far as practical, to vote or to have its agents vote the ordinary shares or other deposited securities as holders of ADSs instruct, but this is subject to South African law, the provisions of our Memorandum and Articles of Association and of the deposited securities and any applicable rule of the JSE. The Bank of New York Mellon will only vote or attempt to vote as such holders of ADSs instruct.

We cannot assure the holders of ADSs that they will receive the voting materials in time for them to instruct The Bank of New York Mellon to vote their ordinary shares. In addition, The Bank of New York Mellon and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares are not voted as they requested.

Fees and Expenses

ADS holders must pay:	*For:*
$5.00 (or less) per 100 ADSs	Each issuance of an ADS, including as a result of a distribution of AngloGold Ashanti ordinary shares or rights or other property Each cancellation of an ADS, including if the deposit agreement terminates
$0.02 (or less) per ADS	Any cash payment
A fee equivalent to the fee that would have been payable if the securities distributed had been ordinary shares deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities that are distributed by The Bank of New York Mellon to ADS holders
$0.02 (or less) per ADS per year	Depositary services
Registration or transfer fees	Transfer and registration of our ordinary shares on our share register to or from the name of The Bank of New York Mellon or its agent when our ordinary shares are deposited or withdrawn
Expenses of The Bank of New York Mellon	Conversion of non-U.S. currency to U.S. dollars Cable, telex and facsimile transmission expenses Servicing the deposited securities
Taxes and other governmental charges The Bank of New York Mellon or any custodian has to pay on any ADS or AngloGold Ashanti ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Payment of Taxes

Holders of ADSs will be responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The Bank of New York Mellon may refuse to transfer their ADSs or allow them to withdraw the deposited securities underlying their ADSs until such taxes or other charges are paid. It may apply payments owed to holders of ADSs or sell deposited securities underlying their ADSs to pay any taxes they owe, and they will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property, remaining after it has paid the taxes.

Reclassifications

If we:	*Then*:
Change the nominal or par value of the ordinary shares; Reclassify, split or consolidate any of the deposited securities; Distribute securities on the ordinary shares that are not distributed to holders of ADSs; or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of its assets, or take any similar action.	The cash, ordinary shares or other securities received by The Bank of New York Mellon will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. The Bank of New York Mellon may, and will if we ask it to, distribute some or all of the cash, AngloGold Ashanti's ordinary shares or other securities it receives. It may also issue new ADSs or ask holders of ADSs to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

We may agree with The Bank of New York Mellon to amend the deposit agreement and the ADSs without the consent of holders for any reason. If the amendment adds or increases fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or if the amendment prejudices an important right of ADS holders, it will only become effective 30 days after The Bank of New York Mellon notifies holders of ADSs of the amendment. At the time an amendment becomes effective, holders of ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADSs and the agreement as amended.

The Bank of New York Mellon may terminate the deposit agreement by mailing notice of termination to ADS holders at least 30 days prior to the date fixed in the notice if we ask it to do so. The Bank of New York Mellon may also terminate the deposit agreement if The Bank of New York Mellon has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, The Bank of New York Mellon must notify holders of our ADSs at least 30 days before termination.

After termination, The Bank of New York Mellon and its agents will be required to do only the following under the deposit agreement: collect distributions on the deposited securities, sell rights, and, upon surrender of ADSs, deliver our ordinary shares and other deposited securities. Four months after the date of termination or later, The Bank of New York Mellon may sell any remaining deposited securities by public or private sale and will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders who have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York Mellon's only obligations will be to account for the proceeds of the sale and other cash. After termination, our only obligations will be with respect to indemnification of, and payment of certain amounts to, The Bank of New York Mellon.

Limitations on Obligations and Liability to ADS Holders

The deposit agreements expressly limit our obligations and the obligations of The Bank of New York Mellon, and they limit our liability and the liability of The Bank of New York Mellon. We and The Bank of New York Mellon:

- are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

- are not liable if either we or The Bank of New York Mellon is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;
- are not liable if either we or The Bank of New York Mellon exercises discretion permitted under the deposit agreement;
- are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;
- have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the agreement on behalf of the holders of ADS holders or on behalf of any other party;
- may rely on advice of or information from legal counsel, accountants, and any persons presenting our ordinary shares for deposit, any registered holder or any other person believed by us in good faith to be competent to give such advice or information; and
- pursuant to the deposit agreement, we and The Bank of New York Mellon agree to indemnify each other under certain circumstances.

Requirements for Depositary Action

Before The Bank of New York Mellon will issue, transfer or register the transfer of an ADS, make a distribution on an ADS, or allow withdrawal of our ordinary shares, The Bank of New York Mellon may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;
- production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
- compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York Mellon may refuse to deliver, transfer or register transfers of ADSs generally when the books of The Bank of New York Mellon or our books are closed, or at any time if either we or The Bank of New York Mellon thinks it advisable to do so.

Holders of ADSs have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

- when temporary delays arise because: (1) either we or The Bank of New York Mellon have closed our transfer books; (2) the transfer of the ordinary shares is blocked in connection with voting at a general meeting of shareholders; or (3) we are paying a dividend on the ordinary shares;
- when ADS holders seeking to withdraw the ordinary shares owe money to pay fees, taxes and similar charges; or
- when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of the ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York Mellon may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADS.

The Bank of New York Mellon may also deliver our ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to The Bank of New York Mellon. The Bank of New York Mellon may receive ADSs instead of ordinary shares to close out a pre-release.

The Bank of New York Mellon may pre-release ADSs only under the following conditions:

- before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York Mellon in writing that it or its customer: (a) owns the ordinary shares or ADSs to be remitted, (b) assigns all beneficial rights, title and interest in such ADSs or ordinary shares, as the case may be, to The Bank of New York Mellon in its capacity as the depositary and for the benefit of the ADS holders, and (c) will not take any action with respect to such ADSs or ordinary shares, as the case may be, that is consistent with the transfer of beneficial ownership (including, without the consent of The Bank of New York Mellon, disposing of such ADSs or ordinary shares, as the case may be) other than satisfaction of such pre-release;
- the pre-release must be fully collateralized with cash, U.S. government securities, or other collateral that The Bank of New York Mellon considers appropriate; and
- The Bank of New York Mellon must be able to close out the pre-release on not more than five business days' notice. Each pre-release will be subject to any further indemnities and credit regulations that The Bank of New York Mellon deems appropriate. The Bank of New York Mellon will normally limit the number of ordinary shares not deposited but represented by ADSs outstanding at any time as a result of pre-release so that they do not exceed 30% of the ordinary shares deposited, although The Bank of New York Mellon may disregard this limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by The Depository Trust Company, also referred to as DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

EXPERTS

Ernst & Young, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 20-F for the years ended December 31, 2005, 2006 and 2007, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on the Ernst & Young report, given on their authority as experts in accounting and auditing.

The financial statements of Société des Mines de Morila S.A. incorporated in this prospectus by reference to our 2007 Annual Report on Form 20-F, have been so incorporated, in respect of the year ended December 31, 2006, in reliance on the report by Ernst & Young, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting and, in respect of the year ended December 31, 2005, in reliance on the report by PricewaterhouseCoopers, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statement of Société d' Exploitation des Mines d'Or de Sadiola S.A. and the financial statements of Mines d'Or de Yatela S.A., incorporated in this prospectus by reference to the our 2007 Annual Report on Form 20-F, have been so incorporated in reliance on the reports by KPMG Inc., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectu s supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

Up to 2,701,660 Ordinary Shares

AngloGold Ashanti Limited

_____



PROSPECTUS SUPPLEMENT

_____

December 15, 2008